Form 10-K405, Exhibit 13
period 1996-12-31
SOUTHWEST BANCSHARES INC /NEW/
filed 1997-03-21
CIK 885942

                      1996 ANNUAL REPORT TO STOCKHOLDERS
                                 EXHIBIT 13.0

                                        SELECTED CONSOLIDATED FINANCIAL
                                         AND OTHER DATA OF THE COMPANY
-----------------------------------------------------------------------------------------------------------
                                                                          AT DECEMBER 31,
-----------------------------------------------------------------------------------------------------------
                                                         1996        1995       1994       1993      1992
-----------------------------------------------------------------------------------------------------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED FINANCIAL DATA:
  Total assets........................................  $382,361    359,483    350,400    322,548   308,356
  Loans receivable, net...............................   262,431    242,859    238,103    207,627   183,828
  Investment securities...............................    57,127     53,305     55,619     55,596    42,229
  Mortgage-backed securities, net.....................    32,840     31,268     32,626     30,962    52,783
  Trading account securities..........................        --         --         --      7,519     9,829
  Interest-bearing deposits...........................     5,380      7,574      1,535      1,541     2,139
  Deposits............................................   280,434    255,308    235,679    240,845   245,225
  Borrowed funds......................................    55,158     52,658     60,375     26,300     7,320
  Stockholders' equity (1)............................    39,859     45,820     48,409     49,477    49,989
  Book value per share (actual shares outstanding) (2)     15.11      15.31      14.03      13.55     12.53
-----------------------------------------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------
                                                         1996        1995       1994       1993      1992
-----------------------------------------------------------------------------------------------------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATING DATA:
  Interest income.....................................  $ 27,230     26,870     24,589     24,204    25,170
  Interest expense....................................    15,277     14,391     10,045      8,835    11,696
-----------------------------------------------------------------------------------------------------------
     Net interest income..............................    11,953     12,479     14,544     15,369    13,474
  Less provision for loan losses......................        24         16         30         15        70
-----------------------------------------------------------------------------------------------------------
     Net interest income after provision
       for loan losses................................    11,929     12,463     14,514     15,354    13,404
-----------------------------------------------------------------------------------------------------------
  Non-interest income:
    Gain on sale of investment securities, mortgage-
      backed securities, and loans receivable.........         4        129        422        165         6
    Insurance commissions.............................       148        140        145        215       243
    Income from joint ventures........................       675        477        455        355       457
    Fees and service charges..........................       179        181        247        522       356
    Other.............................................       301        340        268        487       137
-----------------------------------------------------------------------------------------------------------
        Total non-interest income.....................     1,307      1,267      1,537      1,744     1,199
-----------------------------------------------------------------------------------------------------------
  Non-interest expense:
    Compensation and benefits.........................     4,320      3,928      3,811      4,142     3,717
    Office occupancy and equipment expenses...........     1,208      1,042        892        844       848
    Insurance premiums................................       827        841        881        806       832
    SAIF special assessment...........................     1,698         --         --         --        --
    Data processing...................................       262        243        225        215       219
    Other.............................................     1,087        970        946      1,021       760
-----------------------------------------------------------------------------------------------------------
        Total non-interest expense....................     9,402      7,024      6,755      7,028     6,376
-----------------------------------------------------------------------------------------------------------
  Income before income taxes..........................     3,834      6,706      9,296     10,070     8,227
  Income tax expense..................................     1,206      2,174      3,229      3,668     2,879
-----------------------------------------------------------------------------------------------------------
    Net income........................................  $  2,628      4,532      6,067      6,402     5,348
===========================================================================================================
  Primary earnings per share (2)......................  $   0.91       1.31       1.61       1.59      1.26
-----------------------------------------------------------------------------------------------------------
  Fully diluted earnings per share (2)................      0.91       1.30       1.61       1.59      1.26
-----------------------------------------------------------------------------------------------------------
  Dividends declared per common share (2).............      0.73       0.68       0.17       0.80        --
===========================================================================================================
(1) The  Association  may not pay  dividends  to the Company on its stock if its regulatory  capital would thereby be reduced below (i)  the aggregate amount then required  for the  liquidation  account,  or (ii) the  amount of its regulatory capital requirements.
(2) All prior share related information has been restated to reflect the 3-for-2 stock split effect, including earnings per share data.



                                        SELECTED CONSOLIDATED FINANCIAL
                                         AND OTHER DATA OF THE COMPANY

-----------------------------------------------------------------------------------------------------------
                                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------
                                                         1996        1995       1994       1993      1992
-----------------------------------------------------------------------------------------------------------
                                                              (DOLLARS IN THOUSANDS)

SELECTED FINANCIAL RATIOS AND OTHER DATA:
  Return on average assets (1)                           0.72%       1.26       1.80       2.03      1.80
  Return on average stockholders' equity (2)             6.30        9.26      12.12      12.49     14.23
  Average stockholders' equity to average assets        11.45       13.67      14.84      16.23     12.64
  Stockholders' equity to total assets                  10.42       12.75      13.82      15.34     16.21
  Interest rate spread during period                     3.08        3.15       4.17       4.74      4.33
  Net interest margin (3)                                3.47        3.68       4.60       5.18      4.79
  Operating expenses to average assets (4)               2.57        1.96       2.00       2.23      2.14
  Non-performing loans to total loans (5)                0.30        0.30       0.24       0.26      0.22
  Non-performing assets to total assets (6)              0.24        0.23       0.21       0.18      0.18
  Allowance for loan losses to non-performing loans     92.60       98.69     125.30     124.65    192.58
  Allowance for loan losses to non-performing assets    80.93       92.97     101.79     124.65    142.73
  Net interest income to operating expenses              1.27x       1.78       2.15       2.19      2.11
  Average interest-earning assets to average
    interest-bearing liabilities                         1.09        1.12       1.14       1.15      1.11
  Loan originations                                   $66,603      50,630     67,116     74,133    60,883
  Number of deposit accounts                           22,402      21,080     19,282     19,184    19,739
  Number of offices                                         6           5          5          5         4
-----------------------------------------------------------------------------------------------------------
(1) Return on average  assets was  calculated on an annualized  basis.  The 1996 ratio would have been 1.00% without the one-time SAIF assessment.
(2) Return  on  average  stockholders'  equity  for  1996  would have been 8.74%
    without the one-time SAIF  assessment.
(3) Calculation  is based upon net  interest  income  before  provision for loan losses divided by  interest-earning  assets.
(4) For  purposes  of  calculating these ratios,   operating expenses equal non-
    interest  expense  less  amortization  of  excess  of  cost  over net assets acquired.  The 1996 ratio would have been 2.11%  without  the  one-time SAIF assessment.
(5) Non-performing  loans consist of loans 90 days or more delinquent.
(6) Non-performing assets consist of non-performing loans and real estate owned.

                          MANAGEMENT'S DISCUSSION AND
                 ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS










                                    GENERAL

Southwest Bancshares, Inc. (the "Company") was organized on February 11, 1992 as the holding company of Southwest Federal Savings and Loan Association of Chicago (the "Association") in connection with the Association's conversion from a federally chartered mutual to a stock savings association.

The Company's business currently consists of the business of the Association, Southwest Bancshares Development Corporation and Southwest Service Corporation. The Association's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its loan and investment portfolios and its cost of funds, which is the interest paid on its deposits and borrowings. The Association's operating expenses principally consist of employee compensation, office occupancy expenses, federal insurance premiums and other general and administrative expenses. The Association's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities. The Association is subject to regulation by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC").

Southwest Service Corporation (the "SSC") is a wholly-owned subsidiary of the Association engaged in real estate development activities and the operation of a general insurance agency.

Southwest   Bancshares   Development   Corporation  (the  "SBDC"),  an  Illinois
corporation, was formed November 19, 1992 as a wholly-owned subsidiary of the Company to also engage in real estate development activities.

The Company authorized a 3-for-2 stock split in the form of a 50% stock dividend distributed November 13, 1996 to stockholders of record on October 22, 1996. Accordingly, stockholders of record received one additional share for each two shares owned as of October 22, 1996. All prior share related information has been restated to reflect the stock split effect, including earnings per share data.

                               MANAGEMENT STRATEGY

The Association was originally organized in 1883 and has operated as a traditional thrift institution seeking to attract deposits from the general public and investing those deposits, together with funds generated from operations, primarily in loans on one- to four-family, owner-occupied residences and mortgage-backed securities. The Association's strategy has been to maintain profitability and a strong capital position. This strategy has been implemented by maintaining a stable core of low cost transaction accounts in its deposit base and managing growth while continuing to serve its depositor and borrower customers.

Over the past five years, the Company's return on average assets has averaged 1.52%. The Company's interest rate margin during this five year period ranges from 3.47% to 5.18%, with an average of 4.34%.

Highlights of the key components of the Association's strategy are as follows:

                                     STABLE
                                  DEPOSIT BASE

The Association seeks to maintain a stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expense ratios. The core deposit base, passbook and NOW accounts, totalled $68.0 million, or 24.24% of total deposits and had a weighted average nominal rate of 2.86% on such deposits at December 31, 1996.

                               HIGH ASSET QUALITY

Management seeks to maintain high asset quality in its loan portfolio by applying the Association's underwriting standards which it utilizes for all originated mortgage loans and by purchasing mortgage-backed securities guaranteed by government sponsored agencies. As a result, the Association's ratio of non-performing loans to total loans was .30% at December 31, 1996 and has not exceeded .30% in the last five years.

--------------------------------------------------------------------------------
ASSETS

[The following table is representative of the pyramid graph shown in the middle of page 7 of the Annual Report to Stockholders.]

                            At December 1996
                            ----------------
Other Assets                      7.9%
Mortgage-Backed
   Securities                     8.6%
Investment Securities            14.9%
Loans                            68.6%
--------------------------------------------------------------------------------

                                     MANAGED
                                 DEPOSIT GROWTH

The Association has managed its deposit growth primarily through the selected pricing of its deposit products. This has enabled the Association to maintain a strong stockholders' equity to total assets ratio, as well as to invest its funds on a selective basis. Between December 31, 1992 and December 31, 1996, the Association's deposits have increased by $35.2 million, or 14.36%. Total assets increased during this same time period by $74.0 million, or 24.00%.

                               FIXED-RATE MORTGAGE
                                    INVESTING

The Chicago-area mortgage market is highly competitive, with adjustable-rate mortgage ("ARM") loans being particularly difficult to originate on terms attractive to the lender. Management believes that investment in fixed-rate mortgage loans improves net interest income as such loans generally are higher yielding compared to ARMs, which in order to be competitively priced to home buyers, often carry lower interest rates in the early years of the loan and have limits on interest rate increases. While management's strategy to invest primarily in fixed-rate mortgages has maintained profitability, the Association's investment in fixed-rate mortgage loans has had a negative effect on the Association's interest rate gap position. As part of its strategy to reduce interest rate risk, the Association also markets a seven year term adjustable-rate home equity line-of-credit loan. In addition, the Association has invested in guaranteed Collateralized Mortgage Obligations ("CMOs"), Federal Home Loan Mortgage Corporation Participation Certificates
("FHLM PCs"), Federal National Mortgage Association Participation Certificates ("FNMA PCs") and Real Estate Mortgage Investment Conduits ("REMICs") backed by ARM loans.

                             INCOME FROM SUBSIDIARY
                                   OPERATIONS

The Association has received significant non-interest income from its subsidiary, SSC, whose operations include real estate development and insurance activities. SSC's insurance business is fully operational and earnings are expected to be relatively stable. SBDC was formed November 19, 1992 and is currently involved in three joint venture developments. In 1996, the income from all subsidiary operations provided over 60% of all non-interest income for the Company and should continue to provide income in 1997.

--------------------------------------------------------------------------------
NET INTEREST MARGIN

[The following table is representative of the graph shown on page 8 of the Annual Report to Stockholders.]

          Year Ended December 31,
          -----------------------

1992      1993      1994      1995      1996
----      ----      ----      ----      ----
4.79%     5.18%     4.60%     3.68%     3.47%

--------------------------------------------------------------------------------

                                 INTEREST RATE
                              SENSITIVITY ANALYSIS

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are interest rate sensitive and by monitoring an institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

At December 31, 1996, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same time period by $49.9 million, representing a negative cumulative one year gap ratio of 13.04%. Thus, during periods of rising interest rates, it is expected that the cost of the Association's interest-bearing liabilities would rise more quickly than the yield on its interest-earning assets, which would adversely affect net interest income. Although in periods of falling interest rates the opposite effect on net interest income is expected, the Association could experience substantial prepayments of its fixed-rate mortgage loans which may result in the reinvestment of such proceeds at market rates which may be lower than current rates. Management currently believes the risk of prepayments is limited due to the fact that the yield on the loan portfolio approximates current market rates. The risk of prepayment is further minimized by the level of short-term, fixed-rate mortgages originated by the Association; of all mortgage loans originated by the Association in 1996, 48.2% have been shorter-term mortgage loans of 15 years or less. In addition, a seven year term home equity line-of-credit loan was introduced in September, 1995. Management believes that given the level of capital of the Association and the substantial excess of interest-earning assets over interest-bearing liabilities, the increased net income resulting from a mismatch in the maturity of its asset and liability portfolios provides sufficient returns during periods of declining or stable interest rates to justify the increased vulnerability to sudden and unexpected increases in interest rates. The Association has taken the above steps to more closely monitor its interest rate risk as such risk relates to management's strategy. The Association's Board of Directors has established an Asset/ Liability Committee which is responsible for reviewing the Association's asset and liability policies, including interest rate risk. The Committee meets monthly and reports quarterly to the Board of Directors on interest rate risk and trends, as well as liquidity and capital ratios and requirements.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996 which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. The Association has assumed that its passbook savings, NOW and money market accounts, which totalled $107.8 million at December 31, 1996, are withdrawn at the annual percentage rates of 6%, 38% and 14%, respectively. These withdrawal rates are based on the Association's historical experience regarding deposit withdrawals. Loan prepayments are based on assumptions provided by the OTS.

Certain shortcomings are inherent in the method of analysis presented in the table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

In this current environment of narrowing interest margins, management continues to attempt to decrease the interest rate sensitivity by extending liability maturities and shortening the investment portfolio by laddering maturities.


                                                                         AT DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

                                                                   More Than    More Than    More Than   More Than
                                                 0-3     4-12     One Year to Three Years    Five Years  10 Years    More Than
                                                months   months   Three Years to Five Years  to 10 Years to 20 Years 20 Years  Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                            (Dollars in Thousands)
INTEREST-EARNING ASSETS:

Mortgage loans (1).........................   $  21,169     22,404    51,028     39,910        65,388      51,583    7,263  258,745
Other loans (1)............................       6,734         --        --        113            --          --       --    6,847
Interest-bearing deposits..................       5,182        198        --         --            --          --       --    5,380
Mortgage-backed securities.................      19,190      1,076     2,455      1,962         3,320       4,719      776   33,498
Investment securities......................      20,126      8,400    10,004      8,130        11,000          --       --   57,660
------------------------------------------------------------------------------------------------------------------------------------

Total interest-earning assets..............      72,401     32,078    63,487     50,115        79,708      56,302    8,039  362,130
------------------------------------------------------------------------------------------------------------------------------------

LESS:
Unearned discount and deferred fees........        (274)      (290)     (660)      (516)         (845)       (667)     (93)  (3,345)
------------------------------------------------------------------------------------------------------------------------------------

Net interest-earning assets................   $  72,127     31,788    62,827     49,599        78,863      55,635    7,946  358,785
====================================================================================================================================

INTEREST-BEARING LIABILITIES:
Passbook accounts..........................   $     732      2,154     2,772      2,599         2,437       2,285   34,338   47,317
NOW accounts...............................       2,253      5,583     6,905      1,844         2,476       1,357      242   20,660
Money market accounts......................       1,479      4,217     5,073      4,325         3,688       3,144   17,844   39,770
Certificate accounts.......................      48,842     65,197    58,648         --            --          --       --  172,687
Borrowed funds.............................       9,708     13,600    28,200      3,650            --          --       --   55,158
------------------------------------------------------------------------------------------------------------------------------------

Total interest-bearing liabilities.........   $  63,014     90,751   101,598     12,418         8,601       6,786   52,424  335,592
====================================================================================================================================

Interest sensitivity gap...................   $   9,113    (58,963)  (38,771)    37,181        70,262      48,849  (44,478)  23,193
Cumulative interest sensitivity gap........   $   9,113    (49,850)  (88,621)   (51,440)       18,822      67,671   23,193
Cumulative interest sensitivity gap as a
  percentage of total assets...............        2.38%    (13.04)   (23.18)    (13.45)         4.92       17.70     6.07
Cumulative net interest-earning
  assets as a percentage of
  interest-sensitive liabilities...........      114.46%     67.58     65.30      80.79        106.81      123.90   106.91
------------------------------------------------------------------------------------------------------------------------------------
(1) For purposes of the gap  analysis,  mortgage and other loans are reduced for non-performing  loans  and  undisbursed  loan  proceeds  but are not reduced by  the  allowance for loan losses.  At December  31,  1996,  non-performing loans  and  undisbursed  loan  proceeds  totalled $811,000 and $7.2 million, respectively.

                              RATE/VOLUME ANALYSIS

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Association's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in the rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.


------------------------------------------------------------------------------------------------------------
                                   Year Ended                 Year Ended                 Year Ended
                               December  31,  1995        December  31,  1994         December 31, 1993
                             Compared to Year Ended    Compared to Year Ended      Compared to Year Ended
                               December  31,  1996        December  31,  1995         December 31, 1994
                            -----------------------    ------------------------    -----------------------
                               Increase (Decrease)        Increase (Decrease)        Increase (Decrease)
                             In Net Interest Income     In Net Interest Income     In Net Interest Income
                            -----------------------    ------------------------    -----------------------
                               Due to                     Due to                     Due to
                            ----------------           -----------------           ----------------
                             Volume    Rate    Net      Volume    Rate     Net      Volume   Rate      Net
                            -----------------------    ------------------------    -----------------------
                                                             (IN THOUSANDS)

INTEREST-EARNING ASSETS:
  Mortgage loans, net.......  $ 708    (316)    392     1,632     292    1,924    2,580    (1,688)    892
  Other loans...............    276     (16)    260        58      16       74       13        (5)      8
  Mortgage-backed securities    (69)    (36)   (105)     (127)    195       68     (847)       62    (785)
  Interest-earning deposits.     88      67     155        75      (3)      72      (31)       87      56
  Investment securities.....   (371)     29    (342)      341     (94)     247      650       (39)    611
  Trading account securities     --      --      --      (104)     --     (104)    (358)      (39)   (397)
------------------------------------------------------------------------------------------------------------
      Total.................  $ 632    (272)    360     1,875     406    2,281    2,007    (1,622)    385
------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Deposits..................  $ 416      76     492     2,738     481    3,219      (63)       54      (9)
  Borrowed funds............    351      43     394     1,048      79    1,127    1,001       218   1,219
------------------------------------------------------------------------------------------------------------
      Total................   $ 767     119     886     3,786     560    4,346      938       272   1,210
------------------------------------------------------------------------------------------------------------
      Net change in net
        interest income....   $(135)   (391)   (526)   (1,911)   (154)  (2,065)   1,069    (1,894)   (825)
============================================================================================================

                             AVERAGE BALANCE SHEET

The following table sets forth certain information relating to the Company's consolidated statement of financial condition at December 31, 1996, and consolidated statements of financial condition and the consolidated statements of earnings for the years ended December 31, 1996, 1995 and 1994 and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average monthly balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material differences in the information presented. The yields and costs include fees which are considered adjustments to yields.

------------------------------------------------------------------------------------------------------------------------------------


                                                                       YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------- At December 31,
                                               1996                     1995                   1994                   1996
------------------------------------------------------------------------------------------------------------------------------------
                                                      Average                  Average                  Average           Average
                                     Average          Yield/  Average          Yield/  Average          Yield/            Yield/
                                     Balance Interest  Cost   Balance Interest  Cost   Balance Interest  Cost    Balance   Cost
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
    Mortgage loans, net............  $248,717  $ 21,311  8.57%  240,500  20,919   8.70  221,706  18,995  8.57    255,584   8.09
    Other loans....................     4,199       363  8.64     1,025     103  10.05      407      29  7.13      6,847   8.70
    Mortgage-backed securities.....    31,939     2,110  6.61    32,977   2,215   6.72   34,968   2,147  6.14     33,374   6.67
    Interest-bearing deposits......     5,929       405  6.83     4,518     250   5.53    3,160     178  5.63      5,380   5.27
    Investment securities..........    53,319     3,041  5.70    59,847   3,383   5.65   53,897   3,136  5.82     57,660   5.87
    Trading account securities.....        --        --    --        --      --     --    1,852     104  5.62         --     --
====================================================================================================================================
        Total interest-earning
          assets...................   344,103    27,230  7.91   338,867  26,870   7.93  315,990  24,589  7.78    358,845   7.57
Non-interest earning assets........    20,274        --    --    19,458      --     --   21,322      --    --     23,516     --
------------------------------------------------------------------------------------------------------------------------------------
        Total assets...............  $364,377        --    --   358,325      --     --  337,312      --    --    382,361     --
====================================================================================================================================
LIABILITIES AND RETAINED EARNINGS:
Interest-bearing liabilities:
    Deposits:
      Passbook.....................  $ 47,124  $  1,441  3.06%   48,072   1,466   3.05   55,485   1,700  3.06     47,317   3.01
      Certificate..................   155,745     8,630  5.54   144,268   8,037   5.57  109,897   4,269  3.88    172,687   5.61
      NOW and money
       market accounts.............    60,549     1,817  3.00    61,759   1,893   3.07   73,628   2,208  3.00     60,430   3.08
    Borrowed funds:
      FHLB advances and other......    52,620     3,389  6.44    47,132   2,995   6.35   38,995   1,868  4.79     55,158   6.36
------------------------------------------------------------------------------------------------------------------------------------
        Total interest-
         bearing liabilities.......   316,038    15,277  4.83   301,231  14,391   4.78  278,005  10,045  3.61    335,592   4.91
Other liabilities..................     6,615        --    --     8,128      --     --    9,235      --    --      6,910     --
------------------------------------------------------------------------------------------------------------------------------------
        Total liabilities..........   322,653        --    --   309,359      --     --  287,240      --    --    342,502     --
Stockholders' equity ..............    41,724        --    --    48,966      --     --   50,072      --    --     39,859     --
------------------------------------------------------------------------------------------------------------------------------------
         Total liabilities and
          stockholders'
          equity...................  $364,377        --    --   358,325      --     --  337,312      --    --    382,361     --
====================================================================================================================================
Net interest income/interest
      rate spread (1)..............        --  $ 11,953  3.08%       --  12,479   3.15       --  14,544  4.17         --   2.66
Net earning assets/net
      interest margin (2)..........  $ 28,065        --  3.47%   37,636      --   3.68   37,985      --  4.60         --   2.99
====================================================================================================================================
Ratio of interest-earning assets to
      interest-bearing liabilities.     1.09x        --    --      1.12      --     --     1.14      --    --       1.07     --
====================================================================================================================================
(1) Interest  rate  spread  represents  the difference  between the average rate
    on  interest-earning  assets   and  the  average  cost  of  interest-bearing
    liabilities.
(2) Net interest margin  represents net interest income before the provision for loan losses divided by average interest-earning assets.

                              FINANCIAL CONDITION

Total consolidated assets of the Company at December 31, 1996 increased $22.9 million, or 6.36%, to $382.4 million from $359.5 million at December 31, 1995. The increase in assets is essentially related to the increase in net loans receivable of $19.6 million and the $4.6 million increase in U.S. Government and agency obligations, available for sale. The funding for the increase in assets was provided primarily by increased deposits.

Total cash and cash equivalents decreased $4.2 million, or 26.39%, to $11.7 million at December 31, 1996 from $15.9 million at December 31, 1995. This decrease is the result of funds being more fully invested at year end 1996 over 1995.

U.S. Government and agency obligations, available for sale, at December 31, 1996 of $46.6 million, increased $4.6 million, or 10.98%, from $42.0 million at December 31, 1995 as a result of securities purchased during the year exceeding maturities.

Mortgage-backed securities, available for sale, increased $1.6 million, or 5.03%, to $32.8 million at December 31, 1996 from $31.3 million at December 31, 1995.

Loans receivable increased $19.6 million, or 8.06%, to $262.4 million at December 31, 1996 from $242.9 million at December 31, 1995. The loan portfolio represents 68.63% of total assets at December 31, 1996.

Other investments, available for sale, decreased $575,000, or 7.19%, to $7.4 million at December 31, 1996 from $8.0 million at December 31, 1995. This decrease is primarily the result of the partial liquidation of the adjustable-rate mortgage portfolio fund.

Investment in joint ventures increased $1.4 million, or 24.21%, to $7.1 million at December 31, 1996 from $5.7 million at December 31, 1995. This increase provided funding for an additional joint venture project and the investment in a low-income senior housing project.

Office properties and equipment increased $257,000, or 9.13%, to $3.1 million at December 31, 1996 from $2.8 million at December 31, 1995. This increase is the result of the final equipment and furnishings for the Orland Park office which opened in February, 1996.

Prepaid expenses and other assets increased $285,000, or 5.22%, to $5.7 million at December 31, 1996 from $5.5 million at December 31, 1995. The increase primarily resulted from a $109,000 overpayment of current Federal and State income taxes, a $68,000 increase in the cash surrender value of corporate-owned key person recovery insurance and a $103,000 increase in accounts receivable and other assets.

Deposits increased $25.1 million, or 9.84%, to $280.4 million at December 31, 1996 from $255.3 million at December 31, 1995. The Association promoted special eighteen and 36 month CDs during the year and certificate balances increased $27.2 million while balances in passbook, NOW and money market accounts decreased $2.1 million at year end 1996 from the previous year.

Borrowed money, including FHLB advances and other borrowed money, increased $2.5 million, or 4.75%, to $55.2 million at December 31, 1996 from $52.7 million at December 31, 1995. This resulted as additional funds were required to provide for operating liquidity.

Advance payments by borrowers for taxes and insurance were increased by $246,000, or 11.76%, at December 31, 1996 to $2.3 million from $2.1 million the previous year. This resulted primarily from the increase in the mortgage loan portfolio.

Other liabilities increased $968,000, or 26.84%, at year end December 31, 1996 to $4.6 million from $3.6 million at December 31, 1995, primarily as a result of a note payable to fund a new limited partnership which will provide low income senior citizen housing.

Total stockholders' equity was reduced $6.0 million, or 13.01%, to $39.9 million at December 31, 1996 from $45.8 million at December 31, 1995. This decrease in stockholders' equity reflects the $8.0 million decrease related to the purchase of additional treasury stock during 1996, along with the payment of $2.0 million in dividends during the year which are partially offset by net income of $2.6 million and a $957,000 increase in paid-in capital.

                             COMPARISON OF OPERATING
                              RESULTS FOR THE YEARS
                             ENDED DECEMBER 31, 1996
                              AND DECEMBER 31, 1995

                                    GENERAL

Net income for the year ended December 31, 1996 decreased by $1,904,000, or 42.01%, to $2,628,000 from $4,532,000 for the year ended December 31, 1995. This decrease is primarily attributable to the FDIC special assessment to recapitalize the Savings Association Insurance Fund (the "SAIF") paid in the third quarter of 1996, as well as an increase in other non-interest expense.

                                INTEREST INCOME

Interest income for the year ended December 31, 1996 was $27.2 million compared to $26.9 million the previous year, an increase of $360,000, or 1.34%. This increase was a result of the average balance of interest-earning assets increasing by $5.2 million, to $344.1 million in 1996 from $338.9 million in 1995, a 1.55% increase. This was partially offset by the average yield on interest-earning assets decreasing 0.02% to 7.91% from 7.93% the previous year. The slight increase in mortgage loan interest to $21.3 million for the year ended December 31, 1996 from $21.0 million the previous year was the result of the increase in the average mortgage loan portfolio of $8.2 million to $248.7 million in 1996 as compared to $240.5 million in 1995, a 3.42% increase. Yields decreased to 8.57% in 1996 from 8.70% in 1995. Interest income on mortgage-backed securities decreased $105,000, or 4.73%, to $2.1 million for the year ended December 31, 1996 from $2.2 million of the prior year. The average balance of mortgage-backed securities declined $1.0 million, or 3.15%, to $31.9 million in 1996 from $33.0 million in 1995, while the average yield on the mortgage-backed securities portfolio decreased to 6.61% for 1996 from 6.72% the previous year, a decrease of 0.11%. Total interest earned on investment securities, other financial assets, trading account securities and dividends on FHLB stock of $3.4 million for the year ended December 31, 1996 decreased $187,000, or 5.15%, from the $3.6 million the previous year. The average balance of the time deposit and securities portfolios decreased $5.1 million to $59.2 million for 1996 from $64.4 million in 1995, a 7.95% decrease. This average balance decrease of the time deposit and securities portfolio is the result of the proceeds of maturities of U.S. Government securities being invested in other interest-earning assets.

                                INTEREST EXPENSE

Deposit interest expense for the year ended December 31, 1996 of $11.9 million increased by $492,000, or 4.32% from the same period in 1995, primarily as a result of the $9.3 million increase in the average balance of deposit accounts and the 0.03% increase in the cost of savings. The average certificate deposit base increased $11.5 mil-lion in 1996 to $155.7 million from $144.3 million in 1995 as the Association promoted special rate eighteen and 36 month CDs during 1996. Interest expense on borrowed funds increased $394,000, or 13.16%, to $3.4 million for the year ended December 31, 1996 from $3.0 million the previous year. The average balance of total borrowings increased $5.5 million to $52.6 million for the year ended December 31, 1996, an 11.64% increase from $47.1 million for the year ended December 31, 1995. This increase was due to funding requirements for new mortgage loans and normal operating liquidity. The average balance of total interest-bearing liabilities increased for the year ended December 31, 1996 by $14.8 million, or 4.92%, to $316.0 million from $301.2 million the previous year, while total interest expense increased by $886,000, or 6.16%, to $15.3 million from $14.4 million. The overall increase of 0.05% in the average cost of funds is attributed to the slight increase in overall market interest rates in general during the period.

                           NET INTEREST INCOME BEFORE
                            PROVISION FOR LOAN LOSSES

Net interest income before provision for loan losses decreased $526,000 to $12.0 million, or 4.22%, for the year ended December 31, 1996 from $12.5 million for the year ended December 31, 1995. The average net interest rate spread for the year ended December 31, 1996 of 3.08% decreased from the 3.15% level for the year ended December 31, 1995. The average yield on interest-earning assets decreased to 7.91% for the year ended December 31, 1996 from 7.93% the previous year combined with the increase in the average cost of deposits and borrowed funds to 4.83% for 1996 from 4.78% the previous year to reflect the narrowing spread created by the overall general market increase in interest rates experienced during 1996.

                            PROVISION FOR LOAN LOSSES

The provision for loan losses of $24,000 for the year ended December 31, 1996 is an increase from a provision of $16,000 for the previous year. The cumulative allowance for loan losses at year end is $751,000 with the allowance for loan losses to non-performing loans being 92.60% on December 31, 1996, as compared to 98.69% at December 31, 1995. The Association charged off $26,000 of loan losses in 1996. Non-performing loans totalled $811,000, or .30% of total loans receivable at December 31, 1996 as compared to $764,000, or .30% of total loans receivable at December 31, 1995. The provision reflects management's policy to maintain a loan loss allowance based on its evaluation of the risks inherent in the loan portfolio and the general economy. Although the Association believes its allowance for losses is at a level which it considers to be adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts.

                              NON-INTEREST INCOME

Non-interest income for the year ended December 31, 1996 increased slightly, by $40,000, or 3.15%, to $1,307,000 from $1,267,000 for the year ended December 31,
1995. The increase in joint venture income of $198,000 was partially offset by the $110,000 decrease in gain on sale of securities, available for sale, and the $48,000 decrease in miscellaneous income.

                              NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 1996 increased $2.4 million, or 33.85%, from the previous year. The major factor for the large increase in non-interest expense is insurance premium expense for the special FDIC assessment of $1.7 million. The $392,000, or 10.00%, increase in compensation and benefit expenses from the previous year resulted from salary adjustments in 1996 which produced modest benefit cost increases along with an adjustment increasing the SERP funding. Advertising and promotion expenses increased $84,000, or 106.48%, which relates to the promotion of the Orland Park office and special rate CDs in 1996. Slight increases in data processing of $20,000 and other operating expenses of $31,000 relate to the operational costs of the expanded office network.

                               INCOME TAX EXPENSE

Income tax for the year ended December 31, 1996 decreased $1.0 million, or 44.54%, to $1.2 million from $2.2 million in 1995, as a result of a decrease in pre-tax earnings.

                            COMPARISON OF OPERATING
                           RESULTS FOR THE YEARS ENDED
                                DECEMBER 31, 1995
                             AND DECEMBER 31, 1994

                                     GENERAL

Net income for the year ended December 31, 1995 decreased by $1,535,000, or 25.30%, to $4,532,000 from $6,067,000 for the year ended December 31, 1994. This decrease is primarily attributable to the Association's narrowing interest margins and management believes that interest margins may have stabilized in this current interest rate environment. However, there can be no assurance how long this stabilization will continue.

                                 INTEREST INCOME

Interest income for the year ended December 31, 1995 was $26.9 million compared to $24.6 million the previous year, an increase of $2.3 million, or 9.35%. This increase was a result of the average balance of interest-earning assets increasing by $22.9 million, to $338.9 million in 1995 from $316.0 million in 1994, a 7.25% increase. In addition, the average yield on interest-earning assets increased .15% to 7.93% from 7.78% the previous year. The increase in mortgage loan interest to $21.0 million for the year ended December 31, 1995 from $19.0 million the previous year was the result of the increase in the average mortgage loan portfolio of $18.8 million to $240.5 million in 1995 as compared to $221.7 million in 1994, an 8.48% increase. Yields also increased to 8.70% in 1995 from 8.57% in 1994. Interest income on mortgage-backed securities of $2.2 million for the year ended December 31, 1995 equalled the $2.2 million of the prior year. The average balance of mortgage-backed securities declined $2.0 million, or 5.69%, to $33.0 million in 1995 from $35.0 million in 1994, while the average yield on the mortgage-backed securities portfolio increased to 6.72% for 1995 from 6.14% the previous year, an increase of .58%. The total interest earned on investment securities, other financial assets, trading account securities and dividends on FHLB stock of $3.6 million for the year ended December 31, 1995 slightly exceeded the $3.4 million from the previous year. The average balance of the time deposit and securities portfolios increased $5.5 million to $64.4 million for 1995 from $58.9 million in 1994, a 9.26% increase. This average balance increase is the result of investing a portion of the proceeds from maturities of mortgage-backed securities. The average yield on total earning assets increased to 7.93% in 1995 from 7.78% in 1994.

                                INTEREST EXPENSE

Deposit interest expense for the year ended December 31, 1995 of $11.4 million increased by $3.2 million, or 39.37% from the same period in 1994, primarily as a result of the increase of $15.1 million in the average balance of deposit accounts and an increase of 1.06% in the cost of savings. The average certificate deposit base increased

$34.4 million in 1995 to $144.3 million from $109.9 million in 1994 as the Association promoted a special rate eight month CD during 1995. Interest expense on borrowed funds increased $1.1 million, or 60.33%, to $3.0 million for the year ended December 31, 1995 from $1.9 million the previous year. The average balance of FHLB advances increased $8.1 million to $47.1 million for the year ended December 31, 1995, a 20.87% increase from $39.0 million for the year ended December 31, 1994. This increase was due to funding requirements for new mortgage loans and normal operating liquidity. The average balances of total interest-bearing liabilities increased for the year ended December 31, 1995 by $23.2 million, or 8.35%, to $301.2 million from $278.0 million the previous year, while total interest expense increased by $4.4 million, or 43.27%, to $14.4 million from $10.0 million. The overall increase of 1.17% in the average cost of funds is attributed to the rising overall market interest rates in general during the period.

                           NET INTEREST INCOME BEFORE
                           PROVISION FOR LOAN LOSSES

Net interest income before provision for loan losses decreased $2.0 million to $12.5 million, or 14.20%, for the year ended December 31, 1995 from $14.5 million for the year ended December 31, 1994. The average net interest rate spread for the year ended December 31, 1995 of 3.15% decreased from the 4.17% level for the year ended December 31, 1994. The average yield on interest-earning assets increased to 7.93% for the year ended December 31, 1995 from 7.78% the previous year while the increase in the average cost of deposits and borrowed funds to 4.78% for 1995 from 3.61% the previous year combined to reflect the narrowing spread created by the overall general market increase in interest rates experienced during 1995.

                            PROVISION FOR LOAN LOSSES

The provision for loan losses of $16,000 for the year ended December 31, 1995 is a decrease from a provision of $30,000 for the previous year. The cumulative allowance for loan losses at year end is $754,000 with the allowance for loan losses to non-performing loans being 98.69% on December 31, 1995, as compared to 125.30% at December 31, 1994. The Association charged off no losses in 1995. Non-performing loans totalled $764,000, or .30% of total loans receivable at December 31, 1995 as compared to $589,000, or .24% of total loans receivable at December 31, 1994. The provision reflects management's policy to maintain a loan loss allowance based on its evaluation of the risks inherent in the loan portfolio and the general economy. Although the Association believes its allowance for losses is at a level which it considers to be adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts.

                              NON-INTEREST INCOME

The decrease in non-interest income for the year ended December 31, 1995 of $270,000, or 17.57%, is primarily the result of the absence of gains on the sale of mortgage-backed securities, available for sale, in 1995 as compared to a gain of $271,000 recorded in 1994. Increases in joint venture income of $22,400, gains on the sale of loans, available for sale, of $13,700, miscellaneous income of $52,300 and the absence of recording unrealized gains or losses on trading account securities of $22,000 in 1994 were partially offset by the decrease in fees and service charges of $64,200, insurance commissions of $5,500, and the gain on sale of investment securities, available for sale of $36,100. The increase in miscellaneous income for 1995 was primarily because of an increase in insurance income on the SERP.

                              NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 1995 increased $269,000, or 3.98%, from the previous year. This increase in non-interest expense is primarily a result of the $150,000, or 16.82%, increase in occupancy and equipment expense which is primarily related to the new leasehold improvements at the Hometown and 103rd and Central offices and the $117,000, or 3.07%, increase in compensation and benefit expenses from the previous year which includes the ESOP loan repayments, partial funding of the RRP approved with the stock conversion and modest salary and benefit increases. Slight increases in data processing of $17,800 and other operating expenses of $82,800 relate to the operational costs of the expanded office network. Advertising and promotion expenses were reduced in 1995 by $52,800 and expenses for insurance premiums and legal, audit and examination services for the year were also reduced from the 1994 level by $40,600 and $5,200, respectively.

                               INCOME TAX EXPENSE

Income tax for the year ended December 31, 1995 decreased $1.0 million, or 32.68%, to $2.2 million from $3.2 million in 1994, as a result of a decrease in pre-tax earnings.

                              LIQUIDITY AND CAPITAL
                                    RESOURCES

The Company's primary sources of funds are the Association's deposits and proceeds from principal and interest payments on loans and mortgage-backed securities, advances from the FHLB-Chicago and proceeds from the maturity of investments. While maturities and scheduled amortization of loans and mortgage-backed securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. As of December 31, 1996, the Association had outstanding loan commitments of $8.0 million, of which the majority were fixed-rate loans with an average interest rate of 8.66%. The Association is also committed to fund adjustable-rate loan participation purchases totalling $1.1 million. Management anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1996 totalled $114.0 million. Based upon the Association's experience, management believes that a significant portion of such deposits will remain with the Association.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows from operating activities were $4.8 million for the year ended December 31, 1996 as compared to $5.7 million for the same period in 1995. Net cash provided for investing activities was $27.4 million for the year ended December 31, 1996 as compared to $3.2 million provided by investing activities in the comparable period in 1995. Net cash provided by financing activities was $18.5 million for the year ended December 31, 1996 as compared to $157,000 for the year ended December 31, 1995.

The primary investment activity of the Association is the origination of mortgage loans and the purchase of mortgage-backed and mortgage-related securities. The Association originated $66.6 million in mortgage loans for the year ended December 31, 1996 as compared to $50.6 million for the same period of 1995. The Company invested $5.0 million in adjustable-rate mortgage-backed securities during the year ended December 31, 1996 while no such investments were made in 1995. Other investing activities include primarily invest-ing in U.S. Government and agency obligations which totalled $21.3 million and $7.2 million for the years ended December 31, 1996 and 1995, respectively.

The Association is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5%. The Association's liquidity ratio was 14.74% at December 31, 1996.

The Association's most liquid assets are cash and cash equivalents, which include investments in highly liquid, short-term investments. The levels of these assets are dependent on the Association's operating, financing, lending and investing activities during any given period. At December 31, 1996, cash and cash equivalents totalled $11.7 million.

The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights. The core capital requirement was effectively increased to 4% since OTS regulations stipulate that an institution with less than 4% core capital will be deemed to be "undercapitalized". As of December 31, 1996, the Association's actual capital percentages for tangible capital of 7.60%, core capital of 7.60%, and current risk-based capital of 15.71% significantly exceed the regulatory requirement for each category. In addition, under the OTS's prompt corrective action regulations, the Association is considered a "well capitalized" institution.


--------------------------------------------------------------------------------
CAPTIAL LEVELS (AT DECEMBER 31, 1996)

[The following table is representative of the bar graph shown in the middle of page 18 of the Annual Report to Stockholders.]

                          Required         Actual
                          Capital          Capital
                         ---------        ---------
Tangible                    1.5%             7.6%
Core                        3.0              7.6
Current Risk-
   Based                    8.0             15.7
--------------------------------------------------------------------------------

On August 23, 1993, the OTS issued a final rule which sets forth the methodology for calculating an interest rate risk component that would be incorporated into the OTS risk-based regulatory capital rule effective January 1, 1994. However, the effective date has been delayed by the OTS. This regulation is not expected to have a material impact on the financial condition of the Association.


                                   DIVIDENDS

The declaration of dividends by the Board of Directors will depend upon a number of factors including; investment opportunities available to the Company or the Association, capital requirements, regulatory limitations, the Company's and the Association's results of operations and financial condition, tax considerations and general economic conditions. The Association is not permitted to pay dividends on its capital stock if its stockholders' equity would be reduced below the amount required for the liquidation account or applicable regulatory capital requirements. The Board of Directors initiated a program of quarterly dividends in November, 1994 and declared a quarterly cash dividend of 161/2 cents per share. This amount was paid for the fourth quarter 1994 and the first, second and third quarters of 1995. The dividend for the fourth quarter of 1995 was increased to 18 cents per share and was paid in December, 1995, and the first, second and third quarters of 1996. A dividend of 19 cents per share was declared and paid in the fourth quarter of 1996. Although the Board expects to declare regular quarterly dividends in the future, no assurance can be given, however, that any dividends will continue to be paid.

The Company continued its stock repurchase program by purchasing 446,117 shares (after restatement for the 3-for-2 stock split) of its common stock during 1996.

                            IMPACT OF INFLATION AND
                                 CHANGING PRICES

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with Generally Accepted Accounting Principles (the "GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

                                   IMPACT OF
                              PENDING LEGISLATION

Thrift Rechartering Legislation. The Deposit Insurance Funds Act, passed in September, 1996, provides that the Bank Insurance Fund (the "BIF") and SAIF will merge on January 1, 1999 if there are no more savings associations as of that date. That legislation also requires that the Department of Treasury submit a report to Congress by March 31, 1997 that makes recommendations regarding a common financial institutions charter, including whether the separate charters for thrifts and banks should be abolished. Various proposals to eliminate the federal thrift charter, create a uniform financial institutions charter and abolish the OTS have been introduced in Congress. The bills would require federal savings institutions to convert to a national bank or some type of state charter by a specified date (January 1, 1998 in one bill, June 30, 1998 in the other) or they would automatically become national banks. Converted federal thrifts would generally be required to conform their activities to those permitted for the charter selected and divestiture of nonconforming assets would be required over a two year period, subject to two possible one year extensions. State chartered thrifts would become subject to the same federal regulation as applies to state commercial banks. Holding companies for savings institutions would become subject to the same regulation as holding companies that control commercial banks, with a limited grandfather provision for unitary savings and loan holding company activities. The Company is unable to predict whether such legislation would be enacted, the extent to which the legislation would restrict or disrupt its operations or whether the BIF and SAIF funds will eventually merge.

                                 IMPACT OF NEW
                              ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 121 (the "SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" is effective for fiscal years beginning after December 15, 1995. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. The Company adopted SFAS No. 121 effective January 1, 1996, resulting in no material impact on the Company's consolidated financial position or results of operations.

Accounting for Mortgage Servicing Rights. In May 1995, the Federal Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 122 (the "SFAS No. 122"), "Accounting for Mortgage Servicing Rights". This statement amends Statement of Financial Accounting Standards No. 65 (the "SFAS No. 65"), "Accounting for Certain Mortgage Banking Activities" to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. SFAS No. 122 requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS No. 122 is effective for fiscal years beginning after December 15, 1995. The Company adopted SFAS No. 122 effective January 1, 1996, resulting in no material impact on the Company's consolidated financial position or results of operations.


Accounting  for  Stock-Based  Compensation.  In  October,  1995 the FASB  issued
Statement of Financial Accounting Standards No. 123 (the "SFAS No. 123"), "Accounting for Stock-Based Compensation". This statement establishes a fair value-based method of accounting for stock options which encourages employers to account for stock compensation awards based on their fair value at the date the awards are granted. The resulting compensation award would be shown as an expense on the income statement.

SFAS No. 123 also permits entities to continue to use the intrinsic value method, allowing them to continue to apply current accounting requirements, which generally result in no compensation cost for most fixed stock option plans. If the intrinsic value method is retained, SFAS No. 123 requires significantly expanded disclosure, including disclosure of the pro forma amount of net income and earnings per share as if the fair value-based method were used to account for stock-based compensation. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995, however, employers will be required to include in that year's financial statements, information about options granted in 1995. The Company has determined that it will continue to apply the APB Opinion #25 method in preparing its consolidated financial statements. No options were granted by the Company during 1996 or 1995.


Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125 (the "SFAS No. 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement, among other things, applies a "financial-components approach" that focuses on control, whereby an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not expect this pronouncement to have a significant impact on its consolidated financial condition or results of operations.

In December 1996, the FASB issued Statement of Financial Accounting Standards No. 127 (the "SFAS No. 127"), "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". The statement delays for one year the implementation of SFAS No. 125, as it relates to (1) secured borrowings and collateral, and (2) for the transfers of financial assets that are part of repurchase agreement, dollar-roll, securities lending and similar transactions. The Company has adopted portions of SFAS No. 125 (those not deferred by SFAS No.
127) effective January 1, 1997. Adoption of these portions did not have a significant effect on the Company's financial condition or results of operations. Based on its review of SFAS No. 125, management does not believe that adoption of the portions of SFAS No. 125 which have been deferred by SFAS No. 127 will have a material effect on the Company.

The foregoing does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the FASB which are of particular interest to financial institutions.

                                   STOCK DATA

Southwest Bancshares, Inc.'s common stock is listed under the trading symbol "SWBI" and is traded on the Nasdaq National Market. As of February 11, 1997, the Company had 375 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 2,639,141 outstanding shares of common stock (excluding treasury shares).

                                    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                                               YEAR ENDED DECEMBER 31, 1996              YEAR ENDED DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------------------------------------
                                          1ST QTR.  2ND QTR.  3RD QTR.  4TH QTR.   1ST QTR.   2ND QTR.   3RD QTR.   4TH QTR.
--------------------------------------------------------------------------------   ------------------------------------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income........................   $6,659    6,629      6,840     7,102      6,601      6,719      6,763      6,787
Interest expense.......................    3,640    3,595      3,904     4,138      3,273      3,591      3,766      3,761
-----------------------------------------------------------------------------------------------------------------------------

Net interest income before provision
  for loan losses......................    3,019    3,034      2,936     2,964      3,328      3,128      2,997      3,026
Provision for loan losses .............        6        6          6         6         --          4          6          6
-----------------------------------------------------------------------------------------------------------------------------

Net interest income after provision
  for loan losses......................    3,013    3,028      2,930     2,958      3,328      3,124      2,991      3,020
Gain on sale of assets.................       --       --         --         4         82          4         37          6
Income (loss) from real estate operations     --        6         --        --         --         (9)        --          6
Other income ..........................      268      392        366       271        162        279        272        428
Non-interest expense ..................    1,962    1,936      3,636     1,868      1,781      1,726      1,730      1,787
-----------------------------------------------------------------------------------------------------------------------------

Income (loss) before income tax expense    1,319    1,490       (340)    1,365      1,791      1,672      1,570      1,673
Income tax expense.....................      444      503       (196)      455        640        550        556        428
-----------------------------------------------------------------------------------------------------------------------------

Net income (loss)......................   $  875      987       (144)      910      1,151      1,122      1,014      1,245
=============================================================================================================================

Primary earnings (loss) per share......   $ 0.29     0.34      (0.05)     0.33       0.32       0.31       0.29       0.39
Fully diluted earnings (loss) per share     0.29     0.34      (0.05)     0.33       0.32       0.31       0.29       0.39
Dividends declared per common share....     0.18     0.18       0.18      0.19       0.17       0.17       0.17       0.18
=============================================================================================================================


                         COBITZ, VANDENBERG & FENNESSY
                          CERTIFIED PUBLIC ACCOUNTANTS
                       7800 WEST 95th STREET - SUITE 301
                         HICKORY HILLS, ILLINOIS 60457

                                     ------

                                 (708) 430-4106




                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Southwest Bancshares, Inc.
Hometown, Illinois



We have audited the consolidated statements of financial condition of Southwest Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ending December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southwest
Bancshares, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1996, in conformity with generally accepted accounting principles.


                                               /s/ Cobitz, Vandenberg & Fennessy

                                                   COBITZ, VANDENBERG & FENNESSY

January 31, 1997
Hickory Hills, Illinois


                                             CONSOLIDATED STATEMENTS OF
                                                FINANCIAL CONDITION

                                                                          December 31,
------------------------------------------------------------------------------------------------
                                                                     1996           1995
------------------------------------------------------------------------------------------------
ASSETS
   Cash and amounts due from depository institutions...............   $  6,299,645    8,294,161
   Interest-bearing deposits.......................................      5,379,942    7,573,736
-----------------------------------------------------------------------------------------------
   Total cash and cash equivalents.................................     11,679,587   15,867,897
   U.S. Government and agency obligations,
     available for sale, at fair value (note 2)....................     46,591,063   41,983,359
   Mortgage-backed securities, available for sale,
     at fair value (note 3)........................................     32,840,347   31,267,842
   Loans receivable (net of allowance for
     loan losses: 1996 - $751,443;
     1995 - $753,797) (note 4).....................................    262,430,839  242,858,914
   Foreclosed real estate..........................................        117,258       47,258
   Stock in Federal Home Loan Bank of Chicago......................      3,108,000    3,318,700
   Other investments, available for sale, at fair value (note 6)...      7,427,738    8,003,176
   Investment in joint ventures (note 7)...........................      7,071,757    5,693,555
   Accrued interest receivable (note 8)............................      2,274,205    2,164,595
   Office properties and equipment - net (note 9)..................      3,079,874    2,822,128
   Prepaid expenses and other assets (note 10).....................      5,740,370    5,455,371
------------------------------------------------------------------------------------------------
          Total assets.............................................    382,361,038  359,482,795
================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
   Deposits (note 11)..............................................    280,433,964  255,308,374
   Federal Home Loan Bank advances (note 12).......................     54,158,265   52,658,265
   Other borrowed money (note 13)..................................      1,000,000           --
   Advance payments by borrowers for taxes and insurance...........      2,334,913    2,089,182
   Other liabilities (note 14).....................................      4,575,098    3,606,788
------------------------------------------------------------------------------------------------
          Total liabilities........................................    342,502,240  313,662,609
------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value; authorized
     1,000,000 shares; none outstanding............................             --           --
   Common stock,  $.01  par  value;  authorized  5,000,000
     shares;  4,437,720 shares issued and 2,637,461 shares
     outstanding at December 31, 1996 and  4,347,155
     shares issued and 2,993,013 shares outstanding at
     December 31, 1995.............................................         44,377       43,471
   Additional paid-in capital......................................     29,140,212   28,182,964
   Retained earnings, substantially restricted.....................     40,256,461   39,517,900
   Unrealized loss on securities available for sale,
     net of income taxes...........................................       (637,191)    (425,487)
   Treasury stock, at cost (1,800,259 and 1,354,142 shares
     at December 31, 1996 and 1995)................................    (28,182,790) (20,171,848)
   Common stock acquired by Employee Stock Ownership Plan..........       (640,000)    (960,000)
   Common stock awarded by Association Recognition
     and Retention Plan............................................       (122,271)    (366,814)
------------------------------------------------------------------------------------------------
          Total stockholders' equity (notes 19 and 20).............     39,858,798   45,820,186
------------------------------------------------------------------------------------------------
   Commitments and contingencies (notes 21 and 22)
          Total liabilities and stockholders' equity...............   $382,361,038  359,482,795
================================================================================================

See accompanying notes to consolidated financial statements.


                                    CONSOLIDATED STATEMENTS OF EARNINGS

                                                         YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------
                                                          1996          1995          1994
------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans...........................................    $21,674,082    21,022,304    19,024,909
   Mortgage-backed securities......................      2,110,016     2,214,700     2,146,572
   Investment securities...........................      2,835,102     3,163,818     3,031,619
   Other financial assets..........................        404,476       250,731       141,080
   Trading account securities......................             --            --       104,810
   Dividends on FHLB stock.........................        206,091       218,386       139,308
------------------------------------------------------------------------------------------------
        Total interest income......................     27,229,767    26,869,939    24,588,298
-----------------------------------------------------------------------------------------------
INTEREST EXPENSE:
   Deposits........................................     11,887,516    11,395,669     8,177,291
   Borrowings......................................      3,388,984     2,994,820     1,867,622
------------------------------------------------------------------------------------------------
        Total interest expense.....................     15,276,500    14,390,489    10,044,913
------------------------------------------------------------------------------------------------
        Net interest income before provision
           for loan losses.........................     11,953,267    12,479,450    14,543,385
Provision for loan losses..........................         24,000        16,000        30,000
------------------------------------------------------------------------------------------------
        Net interest income after provision
           for loan losses.........................     11,929,267    12,463,450    14,513,385
------------------------------------------------------------------------------------------------
NON-INTEREST INCOME:
   Fees and service charges........................        179,243       181,760       245,974
   Insurance commissions...........................        147,759       139,549       145,044
   Income from joint ventures (note 7).............        675,114       477,447       455,014
   Gain on sale of loans, held for sale (note 5)...             --        13,689            --
   Gain on sale of mortgage-backed securities,
      available for sale...........................             --            --       271,040
   Gain on sale of investment securities,
      available for sale...........................          4,313       114,744       150,890
   Unrealized loss on trading account securities...             --            --       (22,018)
   Gain (loss) on sale of real estate owned - net..          6,021        (2,691)          610
   Miscellaneous income............................        294,644       342,625       290,294
------------------------------------------------------------------------------------------------
        Total non-interest income..................      1,307,094     1,267,123     1,536,848
------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSE:
   Compensation, employee benefits and related
      expenses (notes 15, 16 and 17)...............      4,320,335     3,927,849     3,809,943
   Advertising and promotion.......................        163,069        78,976       131,726
   Occupancy and equipment expense (note 9)........      1,208,062     1,042,449       891,549
   Data processing.................................        262,471       242,553       224,790
   Insurance expense...............................        265,311       267,238       323,511
   Federal insurance premiums......................        561,133       573,692       557,984
   SAIF special assessment (note 23)...............      1,698,492            --            --
   Legal, audit and examination services...........        187,105       186,162       191,368
   Other operating expenses........................        736,711       705,753       623,000
------------------------------------------------------------------------------------------------
        Total non-interest expense.................      9,402,689     7,024,672     6,753,871
------------------------------------------------------------------------------------------------
Net income before income taxes.....................      3,833,672     6,705,901     9,296,362
Provision for federal and state income
   taxes (note 18).................................      1,205,811     2,174,336     3,229,836
------------------------------------------------------------------------------------------------
        Net income.................................    $ 2,627,861     4,531,565     6,066,526
================================================================================================
Earnings per share - primary.......................           $.91          1.31          1.61
------------------------------------------------------------------------------------------------
Earnings per share - fully diluted.................            .91          1.30          1.61
------------------------------------------------------------------------------------------------
Dividends declared per common share................           $.73           .68           .17
================================================================================================

See accompanying notes to consolidated financial statements.


                                                      CONSOLIDATED STATEMENTS OF CHANGES IN
                                                                STOCKHOLDERS' EQUITY

                                                     THREE YEARS ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                          UNREALIZED
                                                                           LOSS ON                   COMMON      COMMON
                                                ADDITIONAL                SECURITIES                 STOCK       STOCK
                                      COMMON     PAID-IN      RETAINED    AVAILABLE     TREASURY    ACQUIRED    AWARDED
                                      STOCK      CAPITAL      EARNINGS    FOR SALE       STOCK       BY ESOP     BY RRP      TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993.......  $28,332   27,155,293   31,924,138    (34,700)    (7,140,539) (1,600,000)  (855,900) 49,476,624
3 for 2 stock split on
  November 13, 1996................   14,166      (14,166)          --         --             --          --         --          --
Restated balance at
  December 31, 1993................   42,498   27,141,127   31,924,138    (34,700)    (7,140,539) (1,600,000)  (855,900) 49,476,624
ADDITIONS (DEDUCTIONS) FOR THE YEAR ENDED DECEMBER 31, 1994:
Net income.........................       --           --    6,066,526         --             --          --         --   6,066,526
Adjustment of securities to fair
  value, net of tax effect.........       --           --           -- (3,690,464)            --          --         --  (3,690,464)
Exercise of stock options..........      600      399,400           --         --             --          --         --     400,000
Tax benefit related to
  employee stock plans.............       --      242,490           --         --             --          --         --     242,490
Purchase of treasury stock
  (259,509 shares).................       --           --           --         --     (4,069,024)         --         --  (4,069,024)
Amortization of award
  of RRP stock.....................       --           --           --         --             --          --    244,543     244,543
Contribution to fund
  ESOP loan........................       --           --           --         --             --     320,000         --     320,000
Payment of dividends...............       --           --     (581,180)        --             --          --         --    (581,180)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994.......  $43,098   27,783,017   37,409,484 (3,725,164)   (11,209,563) (1,280,000)  (611,357) 48,409,515
ADDITIONS (DEDUCTIONS) FOR THE YEAR ENDED DECEMBER 31, 1995:
Net income.........................       --           --    4,531,565         --             --          --         --   4,531,565
Adjustment of securities to fair
  value, net of tax effect.........       --           --           --  3,299,677             --          --         --   3,299,677
SFAS 87 adjustment of non-
  qualified pension plan,
  net of tax effect................       --           --     (201,991)        --             --          --         --    (201,991)
Exercise of stock options..........      373      248,627           --         --             --          --         --     249,000
Tax benefit related to
  employee stock plans.............       --      151,320           --         --             --          --         --     151,320
Purchase of treasury stock
  (495,367 shares).................       --           --           --         --     (8,962,285)         --         --  (8,962,285)
Amortization of award
  of RRP stock.....................       --           --           --         --             --          --    244,543     244,543
Contribution to fund
  ESOP loan........................       --           --           --         --             --     320,000         --     320,000
Payment of dividends...............       --           --   (2,221,158)        --             --          --         --  (2,221,158)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995.......  $43,471   28,182,964   39,517,900   (425,487)   (20,171,848)   (960,000)  (366,814) 45,820,186
ADDITIONS (DEDUCTIONS) FOR THE YEAR ENDED DECEMBER 31, 1996:
Net income.........................       --           --    2,627,861         --             --          --         --   2,627,861
Adjustment of securities to fair
  value, net of tax effect.........       --           --           --   (211,704)            --          --         --    (211,704)
SFAS 87 adjustment of non-
  qualified pension plan,
  net of tax effect................       --           --      107,510         --             --          --         --     107,510
Exercise of stock options..........      906      602,867           --         --             --          --         --     603,773
Tax benefit related to
  employee stock plans.............       --      354,381           --         --             --          --         --     354,381
Purchase of treasury stock
  (446,117 shares).................       --           --           --         --     (8,010,942)         --         --  (8,010,942)
Amortization of award
  of RRP stock.....................       --           --           --         --             --          --    244,543     244,543
Contribution to fund
  ESOP loan........................       --           --           --         --             --     320,000         --     320,000
Payment of dividends...............       --           --   (1,995,943)        --             --          --         --  (1,995,943)
3 for 2 stock split related to
  fractional shares................       --           --         (867)        --             --          --         --        (867)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996.......  $44,377   29,140,212   40,256,461   (637,191)   (28,182,790)   (640,000)  (122,271) 39,858,798
====================================================================================================================================

See accompanying notes to consolidated financial statements.



                                            CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------
                                                                           1996          1995          1994
--------------------------------------------------------------------------------------------------------------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES:
   Net  income...................................................       $2,627,861    4,531,565     6,066,526
   Adjustments  to reconcile net income to net cash
   from operating activities:
       Depreciation..............................................          388,966      300,571       248,213
       Amortization of cost of stock benefit plans...............          564,543      564,543       564,543
       Net gain on sale of mortgage-backed securities,
          available for sale.....................................               --           --      (271,040)
       Net gain on sale of investment securities, available
          for  sale..............................................           (4,313)    (114,744)     (150,890)
       Net gain on sale of loans, held for sale..................               --      (13,689)           --
       Net (gain) loss on sale of real estate owned..............           (6,021)       2,691          (610)
       Provision  for loan losses................................           24,000       16,000        30,000
       Unrealized loss on trading account securities.............               --           --        22,018
       Decrease in prepaid and deferred federal and state
          income taxes...........................................          352,071      457,283       488,291
       (Increase) decrease in accrued interest receivable........         (109,610)     132,467      (274,596)
       Increase (decrease) in accrued interest payable...........          (15,776)      56,187       243,374
       Federal Home Loan Bank stock dividend.....................               --      (49,900)           --
       Increase in other assets..................................         (273,368)    (404,902)     (561,210)
       Increase (decrease) in other liabilities..................        1,229,387      181,723      (372,073)
       Proceeds from maturities of trading account securities....               --           --       414,854
---------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities........................        4,777,740    5,659,795     6,447,400
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of mortgage-backed securities....................               --           --   (12,161,227)
       Purchase of mortgage-backed securities, available
          for sale...............................................       (4,969,275)          --            --
       Purchase of investment  securities,  available for sale...      (21,314,377)  (7,213,279)  (11,731,497)
       Purchase of stock in Federal Home Loan Bank of Chicago....         (476,000)    (100,000)   (1,176,500)
       Proceeds from sale of mortgage-backed securities,
          available for sale.....................................               --           --     5,397,576
       Proceeds from maturities of mortgage-backed securities....               --      728,867     1,303,079
       Proceeds from maturities of mortgage-backed securities,
          available for sale.....................................        2,992,376    1,852,007     7,761,181
       Proceeds from sale of investment securities, available
          for sale...............................................        4,065,375    3,782,625     8,887,203
       Proceeds from maturities of investment securities,
          available for sale.....................................       13,266,627   10,377,440     1,042,076
       Proceeds from Federal Home Loan Bank of Chicago
          stock redemption.......................................          686,700           --       217,400
       Proceeds from sale of loans, held for sale................               --    3,182,400            --
       Loan disbursements........................................      (66,239,478) (49,912,726)  (67,183,513)
       Loan repayments...........................................       50,498,285   40,205,529    36,513,514
       Participation loans purchased.............................       (6,006,504)          --            --
       Participation loans sold..................................        2,008,115    1,610,958            --
       Property and equipment expenditures.......................         (646,712)  (1,620,558)     (463,336)
       Proceeds from sale of real estate owned...................           79,678      241,789        29,458
       Investment in joint ventures..............................       (1,378,202)      84,527       327,378
---------------------------------------------------------------------------------------------------------------
Net cash provided by (for) investing activities..................      (27,433,392)   3,219,579   (31,237,208)
---------------------------------------------------------------------------------------------------------------



                                          CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                             YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------
                                                                    1996             1995          1994
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from exercise of stock options.................. $     603,773       249,000       400,000
      Deposit receipts.........................................   379,691,186   346,859,169   304,166,123
      Deposit withdrawals......................................  (365,339,561) (337,572,123) (316,791,000)
      Interest credited to deposit accounts....................    10,773,965    10,342,591     7,459,755
      Proceeds of borrowed money...............................    20,500,000    72,758,265    70,175,000
      Repayment of borrowed money..............................   (18,000,000)  (80,475,000)  (36,100,000)
      Increase (decrease) in advance payments by borrowers
         for taxes and insurance...............................       245,731      (821,040)      184,926
      Purchase of treasury stock...............................    (8,010,942)   (8,962,285)   (4,069,024)
      Dividends paid on common stock...........................    (1,996,810)   (2,221,158)     (581,180)
------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities......................    18,467,342       157,419    24,844,600
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents...............    (4,188,310)    9,036,793        54,792
Cash and cash equivalents at beginning of year.................    15,867,897     6,831,104     6,776,312
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year....................... $  11,679,587    15,867,897     6,831,104
============================================================================================================
CASH PAID DURING THE YEAR FOR:
      Interest................................................. $  15,292,276    14,334,302     9,801,539
      Income taxes.............................................       853,736     1,717,461     2,694,628
NON-CASH INVESTING ACTIVITIES:
      Transfer of loans to foreclosed real estate.............. $     134,356       155,505       162,060
============================================================================================================

See accompanying notes to consolidated financial statements.

                  SOUTHWEST BANCSHARES, INC. AND SUBSIDIARIES

                             NOTES TO CONSOLIDATED

                              FINANCIAL STATEMENTS


1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Southwest Bancshares, Inc. (the "Company") is a Delaware corporation incorporated on February 11, 1992 for the purpose of becoming the savings and loan holding company for Southwest Federal Savings and Loan Association of Chicago (the "Association"). On June 23, 1992, the Association converted from a mutual to a stock form of ownership, and the Company completed its initial public offering, and, with a portion of the net proceeds acquired all of the issued and outstanding capital stock of the Association.

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practice within the thrift industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the
Company  follows  in  preparing  and  presenting  its   consolidated   financial
statements.

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statementsist of the accounts ofthe Company, and its wholly-owned subsidiaries, Southwest Bancshares Development Corporation and Southwest Federal Savings and Loan Association of Chicago, and the Association's wholly-owned subsidiary, Southwest Service Corporation. Significant intercompany balances and transactions have been eliminated in consolidation.

INVESTMENT SECURITIES,  AVAILABLE FOR SALE
Investment securities available for sale are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for investments the Company has the positive intent and ability to hold to maturity.

SFAS 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. Held to maturity securities are measured at amortized cost. Unrealized gains and losses on trading securities are included in income. Unrealized gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders' equity.

The Company has designated its investments in U.S. Government and agency obligations, mortgage-backed securities, and equity securities as available for sale, and has recorded these investments at their current fair values. Unrealized gains and losses are recorded in a valuation account which is included, net of income taxes, as a separate component of stockholders' equity. Gains and losses on the sale of available for sale securities are determined using the specific identification method and are reflected in earnings when realized.

LOANS  RECEIVABLE  AND RELATED FEES
Loans are stated at the principal amount outstanding, net of loans in process, deferred fees and the allowance for losses. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is charged against current income.

Loan origination fees are being deferred in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and amortized into interest income as an adjustment of yield.

The Company adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" effective January 1, 1995. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans.

Under these statements, of the remaining loans which are evaluated for impairment (a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement), there were no material amounts of loans which met the definition of an impaired loan during the year ended December 31, 1996 and no loans to be evaluated for impairment at December 31, 1996.

ALLOWANCE FOR LOAN LOSSES
The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors which, in management's judgement, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans, and economic conditions.

Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses. Such agencies may require the Company to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

LOANS RECEIVABLE,  HELD FOR SALE
That portion of loans receivable designated as held for sale are recorded at the lower of cost or fair value in accordance with SFAS No. 65 "Accounting for Certain Mortgage

Banking Activities". Unrealized declines in fair value are reflected as a component of current earnings.

FORECLOSED REAL ESTATE
Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at the lower of fair value minus estimated costs to sell or the acquisition cost. Valuations are periodically performed by management and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated costs to sell.

DEPRECIATION
The office buildings are being depreciated on a straight-line basis. All other items are being depreciated on either a straight-line or accelerated basis depending on the nature of the items.

INCOME TAXES
The Company files a consolidated federal income tax return with its subsidiaries. The provision for federal and state taxes on income is based on earnings reported in the financial statements. Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CONSOLIDATED  STATEMENTS  OF CASH  FLOWS
For the purpose of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, and interest-bearing deposits in other financial institutions.

EARNINGS PER SHARE
Earnings per share for the year ended December 31, 1996 was determined by dividing net income for the year by 2,872,858 and 2,873,112, the weighted average number of primary and fully diluted shares of common stock and common stock equivalents outstanding. Stock options are regarded as common stock equivalents and are therefore considered in both primary and fully diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method.

STOCKHOLDERS'  EQUITY
On October 8, 1996, the Board of Directors of Southwest Bancshares, Inc. approved a 3 for 2 stock split, effected in the form of a stock dividend which was payable on November 13, 1996 to stockholders of record on October 22, 1996. Accordingly, stockholders of record received 1 additional share for each 2 shares owned as of October 22, 1996. All prior share related information has been restated to reflect the stock split effect, including earnings per share data.

2)   UNITED  STATES  GOVERNMENT  AND AGENCY  OBLIGATIONS,  AVAILABLE  FOR   SALE

Securities available for sale are recorded at fair value in accordance with SFAS
115. This portfolio is summarized as follows:


                                                         DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------
                                                       GROSS          GROSS
                                    AMORTIZED       UNREALIZED     UNREALIZED          FAIR
DESCRIPTION                           COST             GAINS         LOSSES            VALUE
----------------------------------------------------------------------------------------------------
FHLB Notes.......................  $47,295,638        26,027         730,602        46,591,063
====================================================================================================
Weighted average interest rate            5.83%
====================================================================================================


                                                         DECEMBER 31, 1995
----------------------------------------------------------------------------------------------------
                                                       GROSS          GROSS
                                    AMORTIZED       UNREALIZED     UNREALIZED          FAIR
DESCRIPTION                           COST             GAINS         LOSSES            VALUE
----------------------------------------------------------------------------------------------------
FHLB Notes.......................  $40,691,866        26,854         736,611        39,982,109
FFCB Note........................    2,000,000         1,250              --         2,001,250
----------------------------------------------------------------------------------------------------
                                   $42,691,866        28,104         736,611        41,983,359
====================================================================================================
Weighted average interest rate            5.41%
====================================================================================================

During the current period, the Company sold no securities from this portfolio. During the year ended December 31, 1995, the Company sold securities realizing gross proceeds of $3,003,750, and profits of $3,750. During the year ended
December 31, 1994, the Company sold securities realizing gross proceeds of $8,037,656 and profits of $37,656. In addition, during the current period, the decrease in net unrealized losses of $3,932, net of the tax effect of $1,612, resulted in a $2,320 credit to stockholders' equity.

The contractual maturity of the above investments are summarized as follows:



                                            DECEMBER 31, 1996           DECEMBER 31, 1995
-------------------------------------------------------------------------------------------------
                                           AMORTIZED       FAIR       AMORTIZED       FAIR
TERM TO MATURITY                              COST         VALUE         COST         VALUE
-------------------------------------------------------------------------------------------------
Due in one year or less................  $   999,599     1,005,625    4,750,000     4,749,609
Due after one year
  through five years...................   32,883,750    32,429,594   29,978,620    29,390,625
Due after five years
  through ten years....................   12,914,761    12,655,219    7,963,246     7,843,125
Due after ten years
  through twenty years.................      497,528       500,625           --            --
-------------------------------------------------------------------------------------------------
                                         $47,295,638    46,591,063   42,691,866    41,983,359
=================================================================================================

3)    MORTGAGE-BACKED SECURITIES, AVAILABLE FOR SALE

Mortgage-backed securities available for sale are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:


                                                                  DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------
                                                               GROSS           GROSS
                                               AMORTIZED     UNREALIZED      UNREALIZED       FAIR
DESCRIPTION                                       COST         GAINS           LOSSES         VALUE
------------------------------------------------------------------------------------------------------
FHLMC participation
   certificates - fixed rate...............  $ 2,674,560      116,848          37,381       2,754,027
GNMA participation
   certificates - fixed rate...............   11,895,149       67,395         296,789      11,665,755
FHLMC participation
   certificates - adjustable rate..........    1,929,507          128          32,597       1,897,038
FNMA participation
   certificates - adjustable rate..........    7,679,426       75,433          13,190       7,741,669
CMOs - adjustable rate.....................    1,218,251           --          30,456       1,187,795
REMICs - adjustable rate (a)...............    7,978,864           --         384,801       7,594,063
------------------------------------------------------------------------------------------------------
                                             $33,375,757      259,804         795,214      32,840,347
======================================================================================================
Weighted average interest rate                      6.61%
======================================================================================================

                                                                  DECEMBER 31, 1995
------------------------------------------------------------------------------------------------------
                                                               GROSS           GROSS
                                               AMORTIZED     UNREALIZED      UNREALIZED       FAIR
DESCRIPTION                                       COST         GAINS           LOSSES         VALUE
------------------------------------------------------------------------------------------------------
FHLMC participation
   certificates - fixed rate...............  $ 3,226,336       99,990          30,658       3,295,668
GNMA participation
   certificates - fixed rate...............   12,961,425      100,696          10,996      13,051,125
FHLMC participation
   certificates - adjustable rate..........    2,242,344           --          14,926       2,227,418
FNMA participation
   certificates - adjustable rate..........    3,449,914       19,755              --       3,469,669
CMOs - adjustable rate.....................    1,542,702           --          14,990       1,527,712
REMICs - adjustable rate...................    7,976,137           --         279,887       7,696,250
------------------------------------------------------------------------------------------------------
                                             $31,398,858      220,441         351,457      31,267,842
======================================================================================================
Weighted average interest rate                      6.75%
======================================================================================================

(a)   Mortgage-backed securities with an amortized cost basis of $1,100,000 and a fair value of
      $1,042,250 are collateral for repurchase agreements totaling $1,000,000 (see note 13).



There were no sales from this portfolio during the years ended December 31, 1996 and 1995. During the year ended December 31, 1994, the Company sold mortgage-backed securities realizing gross proceeds of $5,397,576, and profits of $271,040. In addition, during the current period, the increase in net unrealized losses of $404,394, net of the tax effect of $165,799, resulted in a $238,595 charge to stockholders' equity.

4)    LOANS RECEIVABLE

Loans receivable are summarized as follows:

                                        DECEMBER 31,
-----------------------------------------------------------------
                                    1996            1995
-----------------------------------------------------------------
MORTGAGE LOANS:
One- to Four- family........   $167,303,458      157,374,437
Multi- family...............     50,504,361       48,452,815
Commercial..................     26,533,773       24,075,423
Construction and land
    acquisition and
    improvement
    projects................     21,966,870       22,775,464
-----------------------------------------------------------------
Total mortgage loans........    266,308,462      252,678,139
-----------------------------------------------------------------
OTHER LOANS:
Secured lines of credit.....      7,215,168        1,008,285
Loans on deposits...........        112,799           78,459
Other.......................             --          142,055
------------------------------------------------------------------
Total other loans...........      7,327,967        1,228,799
------------------------------------------------------------------
Total loans receivable......    273,636,429      253,906,938
------------------------------------------------------------------
LESS:
Loans in process............      7,187,535        6,825,767
Deferred loan fees
   and discounts............      3,266,612        3,468,460
Allowance for
   loan losses..............        751,443          753,797
------------------------------------------------------------------
Loans receivable, net.......   $262,430,839      242,858,914
==================================================================
Weighted average
   interest rate............           8.14%            8.36%
==================================================================

There were ten loans delinquent three months or more and non-accruing totaling $811,463, .3% of total loans in force as of December 31, 1996. Comparable figures for 1995 were nine loans totaling $764,324, .3% of total loans. The Association has established a general loan loss reserve of $751,443 as required by its internal policies.

For the years ended December 31, 1996 and 1995, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $18,600 and $22,500, respectively.

A summary of changes in the allowance for losses on loans is as follows:

                                      YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------
                                    1996        1995       1994
-----------------------------------------------------------------
Balance, beginning
   of year.....................   $753,797     737,797    707,797
Provision for
   loan losses.................     24,000      16,000     30,000
Charge-offs....................    (26,354)         --         --
-----------------------------------------------------------------
Balance, end
   of year.....................   $751,443     753,797    737,797
=================================================================

The Association is required to maintain qualifying collateral for the Federal Home Loan Bank of Chicago (the "Bank") representing approximately 170 percent of current Bank credit. At December 31, 1996, the Association met this requirement. Qualifying collateral is defined as fully disbursed, whole first mortgage loans on improved residential property. The mortgages must not be past due more than 90 days. They must not be otherwise pledged or encumbered as security for other indebtedness, and the documents must be in the physical possession or control of the Association. The documents that govern the determination of the qualifying mortgage collateral are the (a) Federal Home Loan Bank of Chicago's Credit Policy Statement, dated February 1, 1993, and (b) the Advances, Collateral Pledge and Security Agreement between the Association and the Federal Home Loan Bank of Chicago.
                                                                              33

5) LOANS  RECEIVABLE,  HELD FOR SALE

     During the year ended December 31, 1995, the Association entered into agreements to sell 100% interests in approximately $3,000,000 in fixed rate mortgage loans to the Federal Home Loan Mortgage Corporation, with the Association retaining servicing for such loans. The Association realized profits of $13,689 on these transactions. No such activity took place during the year ended December 31, 1996. Loans serviced for others totaled approximately $7,559,200, $10,473,900 and $7,345,000 at December 31, 1996, 1995 and 1994
respectively.

6) OTHER  INVESTMENTS,  AVAILABLE FOR SALE

These investments have been designated as available for sale and are recorded at fair value in accordance with SFAS 115. This portfolio is summarized as follows:



                                           DECEMBER 31, 1996         DECEMBER 31, 1995
------------------------------------------------------------------------------------------
                                         AMORTIZED      FAIR      AMORTIZED       FAIR
DESCRIPTION                                COST         VALUE       COST          VALUE
------------------------------------------------------------------------------------------
Investment in common stock of
   various entities.................   $  485,006      662,629     550,006       641,288
Municipal bonds.....................      130,000      130,000     160,000       160,000
Agency for International
   Development certificates.........        3,934        3,934       5,287         5,287
Adjustable Rate Mortgage
   Portfolio Fund...................    6,648,796    6,631,175   7,169,527     7,196,601
------------------------------------------------------------------------------------------
                                       $7,267,736    7,427,738   7,884,820     8,003,176
==========================================================================================

During the current period, the Company sold securities realizing gross proceeds of $4,065,375, and profits of $4,313. During the year ended December 31, 1995, the Company sold securities realizing gross proceeds of $778,875, and profits of $113,694 offset by losses of $2,700. During the year ended December 31, 1994, the Company sold securities realizing gross proceeds of $849,547, and profits of $113,234. In addition, the increase in net unrealized gains of $41,646, net of the tax effect of $17,075, resulted in a $24,571 credit to stockholders' equity.

7) INVESTMENT IN JOINT VENTURES

The Company's subsidiaries participate in unconsolidated joint ventures with third parties engaged primarily in the purchase of undeveloped land for improvement, and construction of residential or low-income housing properties for sale or investment. The investments in unconsolidated joint ventures are accounted for using the equity method. These ventures are summarized as follows:

                                             December 31,
-----------------------------------------------------------------
                                         1996            1995
-----------------------------------------------------------------
HSW Partners, L.P..................   $2,450,342       1,881,174
Hartz-Southwest
   Partnership.....................    2,907,538       3,016,939
Woodlawn
   Limited Partnership.............           --           1,205
Churchview Limited
   Partnership.....................      694,788         794,237
Kedzie Limited
   Partnership.....................    1,019,089              --
-----------------------------------------------------------------
                                      $7,071,757       5,693,555
-----------------------------------------------------------------

The Company's subsidiaries have realized net profits from joint ventures of $675,114, $477,447, and $455,014 for the years ended December 31, 1996, 1995 and
1994 respectively. Such profits are credited to the partners based upon the various joint venture agreements, and generally range from 18% to 28% of gross profits.

Combined statements of financial condition and earnings of the unconsolidated joint ventures as of December 31, 1996 follow:

-----------------------------------------------------
COMBINED STATEMENT OF
FINANCIAL CONDITION
-----------------------------------------------------
ASSETS:
   Cash................................   $ 1,234,611
   Receivables.........................     2,703,174
   Land and development costs..........    20,102,518
   Other assets........................        19,971
-----------------------------------------------------
Total assets...........................    24,060,274
=====================================================
LIABILITIES:
   Borrowings..........................     6,113,018
   Other liabilities...................       173,392
-----------------------------------------------------
Total liabilities......................     6,286,410
-----------------------------------------------------
PARTNERS' CAPITAL:
   Company's subsidiaries..............     7,071,757
   Coventurer..........................    10,702,107
-----------------------------------------------------
Total partners' capital................    17,773,864
-----------------------------------------------------
Total liabilities and partners' capital   $24,060,274
=====================================================
-----------------------------------------------------
COMBINED STATEMENT OF EARNINGS
-----------------------------------------------------
Sales of real estate...................   $ 3,485,524
Cost of sales..........................     1,893,652
-----------------------------------------------------
Gross profit...........................     1,591,872
Other income...........................       363,262
Other expense..........................       719,059
-----------------------------------------------------
Net income.............................   $ 1,236,075
=====================================================

8)    ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:


                                            DECEMBER 31,
---------------------------------------------------------------
                                        1996           1995
---------------------------------------------------------------
U.S. Government and
   agency obligations.............. $  689,794         638,289
Mortgage-backed
   securities......................    185,900         184,457
Loans receivable...................  1,412,091       1,362,719
Other investments..................      5,069           1,615
Allowance for uncollected
   interest........................    (18,649)        (22,485)
---------------------------------------------------------------
                                    $2,274,205       2,164,595
===============================================================

9)    OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are
summarized as follows:

                                            December 31,
---------------------------------------------------------------
                                        1996           1995
---------------------------------------------------------------
Land............................... $1,215,336         927,116
Buildings..........................  1,355,092       1,420,368
Parking lot improvements...........     12,165          12,165
Leasehold improvements.............    963,577         988,701
Furniture, fixtures, and
   equipment.......................  1,086,002         740,866
Automobiles........................     73,545          88,824
---------------------------------------------------------------
                                     4,705,717       4,178,040
Less accumulated
   depreciation....................  1,625,843       1,355,912
---------------------------------------------------------------
                                    $3,079,874       2,822,128
===============================================================

Depreciation of office properties and equipment for the years ended December 31, 1996, 1995 and 1994 amounted to $388,966, $300,571 and $248,213, respectively.

At December 31, 1996, the minimum rental commitments under the current leases for office space at the Hometown and Oak Lawn branch locations are approximately as follows:

-------------------------------------------
1997........................    $  290,375
1998........................       298,867
1999........................       307,625
Thereafter through 2006.....     2,422,940
-------------------------------------------
                                $3,319,807
-------------------------------------------

The above amounts are exclusive of future escalation charges for real estate taxes, insurance, and other costs of occupancy relating to common areas shared with other tenants.

Rent expense, including real estate taxes, insurance and other costs of occupancy, for the years ended December 31, 1996, 1995 and 1994 totaled $312,058, $304,062 and $245,777 respectively.

During the period under  review,  the  Association  commenced  operations at its branch  office in  Orland  Park,  Illinois.  Total  costs  for  land,  building, furniture and equipment amounted to approximately $1,900,000, of which approximately $600,000 was expended in 1996 to complete construction and equipment purchases.

10)   PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:



                                                                           DECEMBER 31,
--------------------------------------------------------------------------------------------
                                                                        1996         1995
--------------------------------------------------------------------------------------------
Prepaid pension costs.............................................. $  597,558      579,944
Current federal and state income tax overpayment-- net.............    137,276       28,046
Deferred federal and state income tax benefit-- net (a)............    831,010      865,529
Other prepaid expenses.............................................    140,591      114,712
Deferred premium on sale of loans..................................     37,303       42,539
Cash surrender value of corporate-owned
   Key Person recovery insurance...................................  3,618,179    3,549,503
Accounts receivable and other assets...............................    378,453      275,098
--------------------------------------------------------------------------------------------
                                                                    $5,740,370    5,455,371
============================================================================================
(a)   The approximate tax effect of temporary differences that  give rise to the Company's net deferred tax asset at  December 31, 1996 and 1995 under SFAS 109 is as follows:



      DECEMBER 31, 1996                                  ASSETS        LIABILITIES       NET
      -----------------------------------------------------------------------------------------
      Loan fees deferred for financial
         reporting purposes........................... $  900,971              --       900,971
      Bad debt reserves established for financial
         reporting purposes...........................    364,900              --       364,900
      Increases to tax bad debt reserves since
         January 1, 1988..............................         --       1,575,140    (1,575,140)
      Non-qualified pension plan expense..............    906,875              --       906,875
      Nondeductible incentive plan expense............     66,052              --        66,052
      Deferred compensation...........................      2,863              --         2,863
      Prepaid pension contribution....................         --         163,533      (163,533)
      Accelerated depreciation for tax purposes.......         --          97,933       (97,933)
      Unrealized loss on securities available for sale    442,792              --       442,792
      Other items.....................................         --          16,837       (16,837)
      ------------------------------------------------------------------------------------------
                                                       $2,684,453       1,853,443       831,010
      ==========================================================================================


      DECEMBER 31, 1995                                  ASSETS        LIABILITIES       NET
      ------------------------------------------------------------------------------------------
      Loan fees deferred for financial
         reporting purposes........................... $1,062,423              --     1,062,423
      Bad debt reserves established for financial
         reporting purposes...........................    355,060              --       355,060
      Increases to tax bad debt reserves since
         January 1, 1988..............................         --       1,575,215    (1,575,215)
      Non-qualified pension plan expense..............    902,724              --       902,724
      Nondeductible incentive plan expense............     62,072              --        62,072
      Deferred compensation...........................        151              --           151
      Prepaid pension contribution....................         --         130,449      (130,449)
      Accelerated depreciation for tax purposes.......         --          87,850       (87,850)
      Unrealized loss on securities available for sale    295,680              --       295,680
      Other items.....................................         --          19,067       (19,067)
      ------------------------------------------------------------------------------------------
                                                       $2,678,110       1,812,581       865,529
      ==========================================================================================

11)   DEPOSITS

Deposit accounts are summarized as follows:

                                                DECEMBER 31,
-----------------------------------------------------------------
                                            1996          1995
-----------------------------------------------------------------
Passbooks.............................  $ 47,317,170   47,294,890
Certificates..........................   172,686,390  145,447,301
NOW and money
   market accounts....................    60,430,404   62,566,183
-----------------------------------------------------------------
Total.................................  $280,433,964  255,308,374
=================================================================

The composition of deposit accounts by interest rate is as follows:

                                                DECEMBER 31,
-----------------------------------------------------------------
                                            1996          1995
-----------------------------------------------------------------
Non-interest bearing..................  $  2,128,609    3,483,326
2.00 - 3.99%..........................   105,618,965  106,379,293
4.00 - 4.99...........................     3,739,345   16,577,158
5.00 - 5.99...........................   118,665,425  109,855,200
6.00 - 6.99...........................    50,281,620   18,633,397
7.00 - 7.99...........................            --      380,000
-----------------------------------------------------------------
Total.................................  $280,433,964  255,308,374
=================================================================

The weighted average interest rate on deposit accounts at December 31, 1996 and 1995 was 4.62% and 4.45% respectively.

A summary of certificates of deposit that mature during the twelve-month periods indicated is as follows:

                                                DECEMBER 31,
-----------------------------------------------------------------
                                            1996          1995
-----------------------------------------------------------------
Twelve-month period ended
   December 31, 1996..................  $         --  122,417,944
Twelve-month period ended
   December 31, 1997..................   114,038,513   17,119,481
Twelve-month period ended
   December 31, 1998..................    45,714,995    5,909,876
Twelve-month period ended
   December 31, 1999..................    12,932,882           --
-----------------------------------------------------------------
Total.................................  $172,686,390  145,447,301
=================================================================

Interest expense on deposits consists of the following:

                                      YEARS ENDED DECEMBER 31,
------------------------------------------------------------------
                                  1996         1995        1994
------------------------------------------------------------------
Passbooks                    $ 1,440,999    1,466,245   1,699,928
Certificates                   8,583,706    8,036,392   4,268,533
NOW and
   money
   market
   accounts                    1,862,811    1,893,032   2,208,830
------------------------------------------------------------------
Total                        $11,887,516   11,395,669   8,177,291
==================================================================

The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $36,600,000 and $23,400,000 at December 31, 1996 and 1995,
respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

12)   FEDERAL HOME LOAN BANK ADVANCES

Advances consist of the following:



                                      DECEMBER 31,
                          ------------------------------
      MATURITY    INTEREST
       DATE        RATE             1996        1995
    ----------------------------------------------------
      1/30/96     7.86%         $        --   3,000,000
      1/03/97     5.55            2,000,000          --
      2/10/97     4.80 (a)        1,408,265   1,408,265
      2/11/97     4.80 (a)        3,000,000   3,000,000
      3/01/97     6.97 (a)        2,300,000   2,300,000
      4/18/97     6.57 (a)        2,300,000   2,300,000
      5/02/97     6.75 (a)        1,300,000   1,300,000
      5/10/97     6.39            3,000,000   3,000,000
      6/02/97     5.77            3,000,000   3,000,000
      11/21/97    5.66            4,000,000   4,000,000
      5/08/98     6.68            3,000,000   3,000,000
      5/27/98     5.74            2,000,000          --
      6/21/98     6.37 (a)          500,000          --
      9/07/98     6.18            5,000,000   5,000,000
      9/29/98     7.32 (a)        3,700,000   3,700,000
      11/15/98    5.94            3,000,000   3,000,000
      12/01/98    5.60            3,000,000   3,000,000
      1/22/99     8.19            3,000,000   3,000,000
      9/16/99     7.40            5,000,000   5,000,000
      5/16/00     6.76            2,000,000   2,000,000
      8/28/00     6.26 (a)          450,000     450,000
      9/10/01     7.00 (a)        1,200,000   1,200,000
    ----------------------------------------------------
                                $54,158,265  52,658,265
    ====================================================

    Weighted average interest rate     6.37%       6.51%
    ====================================================

    (a)  Subject to terms and conditions of the Affordable Housing and Community
         Investment Programs.


Interest is accrued on advances and recorded in other liabilities. Interest expense on advances totaled $3,363,461, $2,994,820 and $1,867,622 for the years ended December 31, 1996, 1995 and 1994 respectively. See note 4 of the consolidated financial statements for collateral securing this indebtedness.

13) Other Borrowed Money

Other borrowed money is summarized as follows:


                                            DECEMBER 31,
-------------------------------------------------------------
                                        1996           1995
-------------------------------------------------------------
Securities sold under agree-
   ments to repurchase;
   maturing 1/15/97.................  $ 1,000,000          --
=============================================================

Weighted average interest rate               5.70%         --
=============================================================

During the current period,  the Company  entered into sales of securities  under agreements to repurchase (repurchase agreements). These transactions are accounted for as financings, and the obligation to repurchase securities sold are reflected as borrowed money in the consolidated statements of financial condition, while the securities sold continue to be accounted for as assets. The securities sold under agreements to repurchase consisted of mortgage-backed securities (see note 3), and were held in the Company's account with the broker who arranged the transaction. Interest expense incurred on this type of transaction amounted to $25,523 for the year ended December 31, 1996.

Activity in repurchase agreements is summarized as follows:


                                          DECEMBER 31,
-----------------------------------------------------------
                                       1996          1995
-----------------------------------------------------------
Average balance during
   the year....................... $  458,333            --
Maximum month-end
   balance during the year........  1,000,000            --
===========================================================
Average interest rate during
   the year                              5.53%           --
===========================================================

Mortgage-backed securities underlying the agreements at year end:

                                          DECEMBER 31,
-----------------------------------------------------------
                                       1996          1995
-----------------------------------------------------------
Amortized cost.................... $ 1,100,000           --
Fair value........................   1,042,250           --
===========================================================

In addition, in connection with the Company's initial public offering, the Association established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a $2,240,000 loan from an unaffiliated third-party lender. During 1994, the Company assumed this loan on essentially the same terms as the original lender. The loan carries an interest rate of one-eighth of one percent under prime rate, and matures in the year 1999. The loan is secured by the shares of the Company purchased with the loan proceeds. The Association has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan.

14)  OTHER  LIABILITIES

Other liabilities consist of the following:

                                          DECEMBER 31,
-----------------------------------------------------------
                                       1996          1995
-----------------------------------------------------------
Accrued interest on
   deposits.......................  $  104,000      124,000
Accrued interest on
   borrowed money.................     299,351      295,127
Accrued real estate taxes.........     184,287      129,243
Accrued audit fees................      31,250       48,750
Accrued cost of non-
   qualified supplemental
   retirement plan................   2,410,586    2,463,541
Deferred and accrued
   compensation...................       6,982          369
Promissory note for capital
   contribution due
   Churchview Limited
   Partnership....................     275,000      275,000
Promissory note for capital
   contribution due
   Kedzie Limited
   Partnership....................     994,089           --
Payments received, not yet
   remitted, on loans
   serviced for others............      57,054       46,869
Loan fees paid by borrowers
   on pending loan
   applications...................      11,008       10,561
Accounts payable --
   insurance companies............      13,088       36,256
Miscellaneous accounts
   payable........................     188,403      177,072
-----------------------------------------------------------
                                    $4,575,098    3,606,788
===========================================================

40

15)   RETIREMENT PLAN

The Association has established a qualified defined benefit pension plan which covers all full-time employees having a minimum of one year of service, and who are at least twenty-one years of age. The present funding policy is to make the maximum annual contribution allowed by applicable regulations. The plan is currently being funded by the purchase of non-insurance investments. Contributions to the plan for the years ended December 31, 1996, 1995 and 1994 amounted to $149,394, $173,517, and $152,654 respectively. As of December 31, 1996, no unfunded accumulated benefit obligation exists, and therefore, no additional liability is required. The following table sets forth the plan's funded status at December 31:


                                                                1996          1995         1994
---------------------------------------------------------------------------------------------------
Projected benefit obligation...........................    $ 2,933,900      2,768,600    2,285,400
Less plan assets at market value.......................      3,434,400      3,169,300    2,561,400
---------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefits............        500,500        400,700      276,000
Unrecognized net assets................................       (216,700)      (229,500)    (242,200)
Unrecognized net loss..................................        115,100        147,000      188,300
----------------------------------------------------------------------------------------------------
Prepaid pension costs..................................    $   398,900        318,200      222,100
====================================================================================================

Net pension expense for the years ended December 31, 1996, 1995 and 1994 is being accounted for per Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions" and includes the following components:

                                                                1996          1995         1994
---------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year...........    $   154,000        135,300      188,200
Interest cost on projected benefit obligation..........        186,200        165,000      140,000
Actual return on plan assets...........................       (258,700)      (210,200)    (190,400)
Net amortization and deferrals.........................        (12,800)       (12,700)     (12,800)
----------------------------------------------------------------------------------------------------
Net periodic pension cost..............................    $    68,700         77,400      125,000
====================================================================================================

The discount rate used in determining the actuarial present value of the projected benefit obligation at the beginning of the year to determine the net periodic pension cost and at the end of the year for the present value of the benefit obligation during 1996 and 1995 was 7.25% and 6.75% respectively. The expected long-term rate of return on assets was 8.0% during 1996 and 1995, and the rate of increase in future compensation was 4.5% in 1996 and 1995.

16) OTHER EMPLOYEE  BENEFITS

The Association has established a non-qualified supplemental retirement plan for the benefit of certain key officers. This plan was effective October 1, 1988, and is being funded through the purchase of life insurance contracts. The funded status of the Association's non-qualified supplemental retirement plan is shown below as of December 31:

                                                                1996          1995         1994
---------------------------------------------------------------------------------------------------
Projected benefit  obligation
   (actuarial  present  value of projected
   benefits attributed to key officers'
   service to date based on future
   compensation levels)................................      $2,410,586     2,463,541    1,971,684
Plan assets at market value............................              --            --           --
---------------------------------------------------------------------------------------------------
Funded status..........................................       2,410,586     2,463,541    1,971,684
Unrecognized prior service cost........................        (198,696)     (261,776)    (153,361)
Unrecognized net loss..................................        (160,137)     (342,358)    (107,119)
---------------------------------------------------------------------------------------------------
Accrued pension cost...................................       2,051,753     1,859,407    1,711,204
Additional minimum liability...........................         358,833       604,134       79,602
---------------------------------------------------------------------------------------------------
Minimum liability......................................      $2,410,586     2,463,541    1,790,806
===================================================================================================

The additional minimum liability required to be recognized currently exceeds unrecognized net obligation and prior service costs. As a result, this excess has been charged to retained earnings, net of the applicable tax benefit.

Included in the projected benefit obligation is an amount called the accumulated benefit obligation. The accumulated benefit obligation represents the actuarial present value of benefits attributed to employee service and compensation levels to date. At December 31, 1996, the accumulated benefit obligation was $2,410,586. The vested portion was $2,410,586.

Plan expense for the years ended December 31, 1996, 1995 and 1994 is being accounted for per Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions" and includes the following components:


                                                                1996          1995         1994
---------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year................  $       --           --           --
Interest cost on projected benefit obligation...............     182,316      155,007      150,315
Net amortization and deferrals..............................      69,937       51,647       54,943
---------------------------------------------------------------------------------------------------
                                                              $  252,253      206,654      205,258
===================================================================================================

17)   OFFICER, DIRECTOR AND EMPLOYEE PLANS

STOCK OPTION PLANS
In conjunction with the Conversion, the Company adopted an incentive stock option plan for the benefit of the officers and employees of the Company and its affiliates and a director's stock option plan for the benefit of outside directors of the Company. The number of shares of common stock authorized under the Employees' Plan, after restatement for the 3 for 2 stock split, is 321,600, equal to 7.66% of the total number of shares issued in the Conversion. As of December 31, 1996, 306,600 options had been granted at $6.67 per share. Options granted under the Employees' Plan are exercisable at a rate of 20% per year commencing June 23, 1993. During 1996, 42,465 options had been exercised under this Plan, and issued from authorized shares. As of December 31, 1996, stock options to purchase 122,348 shares remain outstanding in the Employees' Plan. The number of shares of common stock authorized under the Directors' Plan, after restatement for the 3 for 2 stock split, is 98,400, equal to 2.34% of the total number of shares issued in the Conversion. As of December 31, 1996, stock options to purchase 92,400 shares had been granted at a price of $6.67 per share and are exercisable immediately. During 1996, 48,100 options had been exercised under this Plan, and issued from authorized shares. As of December 31, 1996, stock options to purchase 33,800 shares remain outstanding in the Directors' Plan. The term of the options issued under both Plans expires ten years from the date of grant (June 23, 1992), or one year from the date of death, disability or retirement of the optionee.

EMPLOYEE STOCK
OWNERSHIP PLAN
In conjunction with the Conversion, the Association formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 21. The ESOP borrowed $2,240,000 from an unaffiliated third-party lender and purchased, after restatement for the 3 for 2 stock split, 336,000 common shares issued in the Conversion. The debt was assumed by the Company in 1994. The Association will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Association to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $283,663, $290,390 and $255,401 for the years ended December 31, 1996, 1995 and 1994 respectively.

ASSOCIATION  RECOGNITION  AND RETENTION  PLAN
In conjunction with the Conversion, the Company formed an Association Recognition and Retention Plan ("RRP"), which was authorized to acquire 4% of the shares of common stock in the Conversion. The total shares authorized were awarded to directors and to employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company.


Subsequent to the Conversion, the entire balance of shares of common stock required to fund the RRP (168,000 shares after restatement for the 3 for 2 stock split) were purchased by the RRP trustees in the open market. The RRP trustees completed the purchase of the shares in the open market at prices ranging from, after restatement for the 3 for 2 stock split, a low of $8.00 to a high of $8.17 per share.

The $1,353,178 contributed to the RRP is being amortized to compensation expense as the plan participants become vested in those shares. For the years ended December 31, 1996, 1995 and 1994 respectively, $244,543, $244,543 and $244,543 had been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity.

18) INCOME  TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

Among the provisions of SFAS 109 which impact the Company is the tax treatment of bad debt reserves. SFAS 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increases in the tax bad debt reserve since January 1, 1988, the effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at December 31, 1996 includes approximately $4,358,000 for which no deferred federal income tax liability has been recognized.

The provision for income taxes consists of the following:

                                     YEARS ENDED DECEMBER 31,
------------------------------------------------------------------
                                  1996         1995        1994
------------------------------------------------------------------
Current......................  $1,098,891    1,937,573  2,615,173
Deferred.....................     106,920      236,763    614,663
------------------------------------------------------------------
                               $1,205,811    2,174,336  3,229,836
==================================================================

A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                            YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------
                                         1996         1995        1994
------------------------------------------------------------------------
Statutory federal income tax rate.....   34.0%        34.0        34.0
State income taxes....................    2.2          3.4         4.5
Tax credits...........................   (3.2)        (1.8)       (1.3)
Other.................................   (1.5)        (3.2)       (2.5)
------------------------------------------------------------------------
Effective income tax rate.............   31.5%        32.4        34.7
========================================================================

Deferred income tax expense consists of the following tax effects of timing differences:

                                                      YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------
                                                    1996         1995        1994
----------------------------------------------------------------------------------
Loan fees.................................    $   161,452      103,041    179,343
Compensation related expenses.............        (52,470)      (4,836)    83,825
Depreciation..............................         10,083      (17,564)    23,055
Statutory bad debt deduction in
   excess of (less than) book provision...         (9,915)     137,055    203,945
Unrealized loss on trading securities.....             --           --     (8,468)
Joint venture income......................             --           --     14,323
Other, net................................         (2,230)      19,067    118,640
----------------------------------------------------------------------------------
                                              $   106,920      236,763    614,663
==================================================================================

19)   REGULATORY CAPITAL REQUIREMENTS

On August 9, 1989, the Financial Institution's Reform, Recovery and Enforcement Act of 1989 ("FIRREA") was signed into law. FIRREA mandated that the OTS adopt capital standards which require savings institutions to satisfy three separate capital requirements. Under the standards, savings institutions must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" capital equal to 3% of adjusted total assets and a combination of core and "supplementary" capital equal to 8.0% of "risk-weighted" assets.

For purposes of the regulation, the core and tangible capital of Southwest Federal Savings and Loan Association of Chicago is defined as stockholders'
equity, adjusted for investments in non-includable subsidiaries and net unrealized losses on securities available for sale, net of taxes. Adjusted total assets are the Association's total assets as determined under generally accepted accounting principles, adjusted for assets of non-includable subsidiaries and net unrealized losses on securities available for sale, net of taxes.

In determining compliance with the risk-based capital requirement, the Association is allowed to use both core capital and supplementary capital provided the amount of supplementary capital used does not exceed the Association's core capital.

Supplementary capital of Southwest Federal Savings and Loan Association of Chicago is defined to include all of the Association's general loss allowances. The risk-based capital requirement is measured against risk-weighted assets which equals the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight.

At December 31, 1996 the Association's regulatory equity capital was as follows:


                                                          TANGIBLE      CORE     RISK-BASED
                                                           CAPITAL     CAPITAL    CAPITAL
---------------------------------------------------------------------------------------------
Stockholders' equity................................    $30,715,043  30,715,043  30,715,043
Non-includable subsidiary...........................     (3,162,471) (3,162,471) (3,174,471)
Unrealized losses on securities
   available for sale, net of taxes.................        634,089     634,089     634,089
General loss allowances.............................             --          --     751,443
---------------------------------------------------------------------------------------------
Regulatory capital computed.........................     28,186,661  28,186,661  28,926,104
Minimum capital requirement.........................      5,565,000  11,131,000  14,728,000
---------------------------------------------------------------------------------------------
   Regulatory capital excess........................    $22,621,661  17,055,661  14,198,104
=============================================================================================
Computed capital ratio..............................           7.60%       7.60%      15.71%
Minimum capital ratio...............................           1.50        3.00        8.00
---------------------------------------------------------------------------------------------
   Regulatory capital excess........................           6.10%       4.60%       7.71%
=============================================================================================

20)   STOCKHOLDERS' EQUITY
As part of the Conversion, the Association established a liquidation account for the benefit of all eligible depositors who continue to maintain their deposit accounts in the Association after conversion. In the unlikely event of a complete liquidation of the Association, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Association's capital stock. The Association may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Association to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

The   Association's   capital  exceeds  all  of  the  fully  phased-in   capital
requirements imposed by FIRREA. OTS regulations generally provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distributions during the fiscal year of up to 100% of its net income to date during the fiscal year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the fiscal year. Any additional capital distributions would require prior regulatory approval.

Unlike the Association, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company's source of funds for future dividends may depend upon dividends received by the Company from the Association.

21) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to various financial instruments with off-balance sheet risk in the normal course of business. These instruments include commitments to extend credit, credit enhancement agreements, and letters of credit. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.

Commitments to originate mortgage loans of $8,020,650 at December 31, 1996 represent amounts which the Association plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $4,829,250 are in fixed rate commitments with rates ranging from 7.25% to 9.75%, and $3,191,400 are in adjustable rate commitments. In addition, the Association is committed to fund an additional $1,119,000 in loan participation purchases at adjustable rates. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Association adequately controls its credit risk on these commitments, as it does for loans recorded on the balance sheet. The Association conducts all of its lending activities in the Chicagoland area in which it serves. Management believes the Association has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

The Company and the Association have approved, but unused, equity lines of credit of approximately $6,421,000 at December 31, 1996. Approval of lines of credit is based upon underwriting standards and limitations similar to conventional and construction lending. The Association is also committed to fund an additional investment of $309,000 in notes secured by adjustable rate mortgage loans issued by the Community Investment Corporation.

The Association has issued outstanding letters of credit totaling approximately $4,574,000 to various municipalities regarding incomplete construction projects on which the Association had originated mortgage loans, or regarding builders with whom the Association has had long standing relationships.

The Federal Home Loan Bank of Chicago has issued a standby letter of credit for $3,000,000 to the State of Illinois on behalf of the Association in order to secure a deposit of $3,000,000.

22)  CONTINGENCIES
The Association is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Association are not engaged in any legal proceedings of a material nature at the present time.

23) SAIF SPECIAL  ASSESSMENT  AND ITS IMACT ON SAIF INSURANCE  PREMIUMS
The deposits of savings associations, such as Southwest Federal Savings and Loan Association, are presently insured by the Savings Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF"), are the two insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"). Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September 1996.

The legislation required a special one-time assessment of 65.7 cents per $100 of SAIF insured deposits held by the Association at March 31, 1995. The one-time special assessment resulted in a charge to earnings of approximately $1,698,000 during the year ended December 31, 1996. The after-tax effect of this one-time charge to earnings totaled approximately $1,002,000. The legislation is intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits will be charged the same FDIC premiums beginning January 1, 1997. As of such date, deposit insurance premiums for highly rated institutions, such as the Association, will be substantially reduced.

The Association, however, will continue to be subject to an assessment to fund repayment of the Financing Corporation's ("FICO") obligations. The FICO assessment for SAIF insured institutions will be 6.48 cents per $100 of deposits while BIF insured institutions will pay 1.30 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions. Accordingly, as a result of the reduction of the SAIF assessment and the resulting FICO assessment, the annual after-tax decrease in assessment costs is expected to be approximately $270,000 based upon a December 31, 1996 assessment base.

24) DISCLOSURES  ABOUT THE FAIR VALUE OF FINANCIAL  INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS: For cash and interest-bearing deposits, the carrying amount is a reasonable estimate of fair value.

U.S. GOVERNMENT AND AGENCY OBLIGATIONS: Fair values for securities are based on quoted market prices as published in financial publications.

MORTGAGE-BACKED SECURITIES: Fair values for mortgage-backed securities are based on average quotes received from a third-party broker.

LOANS RECEIVABLE: The fair values of fixed-rate one-to-four family residential mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions. The fair values for other fixed-rate mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and collateral to borrowers of similar credit quality. For adjustable-rate loans which reprice monthly and with no significant change in credit risk, fair values approximate carrying values.

OTHER INVESTMENTS: Fair values for other investments are based on quoted market prices received from third-party sources.

INVESTMENT IN JOINT VENTURES: The Company's subsidiaries are partners in real estate ventures engaged primarily in the purchase of undeveloped land for improvement, and construction of residential or low-income housing properties for sale or investment. There are no quoted market prices for these venture interests and no stated rate of return. It is not practicable to estimate the fair value of the investment in these ventures because of the limited information available to the Company's subsidiaries and because of the significant cost involved to obtain an outside appraisal. These investments are being accounted for using the equity method.

DEPOSIT LIABILITIES: The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar original maturities.

BORROWED MONEY: Rates currently available to the Company for debt with similar terms and original maturities are used to estimate fair value of existing debt.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK: Fair values of the Company's off-balance sheet financial instruments, which consist of loan commitments and letters of credit, are based on fees charged to enter into these agreements. As the Company currently charges no fees on these instruments, no estimate of fair value has been made.

The estimated fair values of the Company's financial instruments as of December 31, 1996 and 1995 are as follows:

                                            DECEMBER 31, 1996
----------------------------------------------------------------------
                                          CARRYING      FAIR
                                           AMOUNT       VALUE
----------------------------------------------------------------------
FINANCIAL ASSETS:
   Cash and cash
   equivalents........................  $ 11,679,587   11,679,587
   U.S. Government
    and agency
    obligations,
    available for sale................    46,591,063   46,591,063
   Mortgage-backed
       securities,
       available for sale.............    32,840,347   32,840,347
   Loans receivable,
     gross............................   273,636,429  272,772,800
   Other investments,
       available for sale.............     7,427,738    7,427,738
----------------------------------------------------------------------
FINANCIAL LIABILITIES:
   Deposits...........................   280,433,964  281,467,600
   Borrowed money.....................    55,158,265   55,422,000
----------------------------------------------------------------------
                                            DECEMBER 31, 1996
----------------------------------------------------------------------
                                          CARRYING      FAIR
                                           AMOUNT       VALUE
----------------------------------------------------------------------
Financial assets:
   Cash and cash
    equivalents.......................  $ 15,867,897   15,867,897
   U.S. Government
    and agency
    obligations,
    available for sale................    41,983,359   41,983,359
   Mortgage-backed
       securities,
       available for sale.............    31,267,842   31,267,842
   Loans receivable,
    gross.............................   253,906,938  257,646,000
   Other investments,
       available for sale.............     8,003,176    8,003,176
----------------------------------------------------------------------
FINANCIAL LIABILITIES:
   Deposits...........................   255,308,374  255,250,100
   Borrowed money.....................    52,658,265   53,986,000
----------------------------------------------------------------------

                                                                              49

25)   CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed statements of financial condition, as of December 31, 1996 and 1995 and condensed statements of earnings and cash flows for the years ended December 31, 1996, 1995 and 1994 for Southwest Bancshares, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.


--------------------------------------------------------------------------
STATEMENTS OF FINANCIAL CONDITION
--------------------------------------------------------------------------
                                                     DECEMBER 31,
--------------------------------------------------------------------------
                                                 1996          1995
--------------------------------------------------------------------------
ASSETS
Cash and cash equivalents.................. $   402,451      1,884,114
Securities available for sale..............   4,971,446      5,220,208
Loans receivable...........................   4,713,515      4,900,134
Equity investment in subsidiaries..........  31,704,547     35,406,284
Prepaid expenses and other assets..........      76,913         71,031
--------------------------------------------------------------------------
                                            $41,868,872     47,481,771
==========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued taxes and other liabilities........ $    64,378         89,745
Borrowed money.............................   1,000,000             --
Common stock...............................      44,377         43,471
Additional paid-in capital.................  28,595,067     27,781,264
Retained earnings..........................  40,350,942     39,719,890
Unrealized gain (loss) on securities
   available for sale......................      (3,102)        19,249
Treasury stock............................. (28,182,790)   (20,171,848)
-------------------------------------------------------------------------
                                            $41,868,872     47,481,771
=========================================================================
-------------------------------------------------------------------------
STATEMENTS OF EARNINGS
-------------------------------------------------------------------------
                                           YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------
                                          1996        1995         1994
-------------------------------------------------------------------------
Equity in earnings
   of subsidiaries..................  $2,298,262   3,989,933    5,638,260
Interest and dividend income........     802,521     901,223      755,604
Interest expense....................     (25,523)         --           --
Fees and service charges............      38,650          --           --
Gain on sale of investment securities
   available for sale...............         375     113,694      106,937
Unrealized loss on trading
   account securities...............          --          --      (22,018)
Non-interest expense................    (249,209)   (197,894)    (236,434)
Provision for federal and state
   income taxes.....................    (237,215)   (275,392)    (175,823)
--------------------------------------------------------------------------
Net income..........................  $2,627,861   4,531,564    6,066,526
==========================================================================


---------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------
                                                       YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------
                                                      1996        1995         1994
---------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income.....................................  $2,627,861   4,531,564   6,066,526
   Equity in earnings of subsidiaries.............  (2,298,262) (3,989,933) (5,638,260)
   Gain on sale of investment
    securities, available for sale................        (375)   (113,694)   (106,937)
   Unrealized loss on trading
    account securities............................          --          --      22,018
   (Increase) decrease in accrued
    interest receivable...........................     (22,207)    123,283     (66,549)
   (Increase) decrease in prepaid
    taxes and other liabilities...................     189,653      65,180     (30,568)
   Increase in accrued taxes
    and other liabilities.........................      27,773      23,509       1,195
   Proceeds from maturities of
    trading account securities....................          --          --     414,854
---------------------------------------------------------------------------------------
Net cash provided by operating activities.........     524,443     639,909     662,279
---------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Proceeds from maturities of mortgage-
    backed securities, available for sale.........     165,879     278,113      87,593
   Proceeds from maturities of
    investment securities, available for sale.....          --   4,000,000          --
   Proceeds from sales of investment
    securities, available for sale................      45,375     778,875     843,250
   Purchase of investment securities,
    available for sale............................          --    (250,000) (3,657,500)
   Loan disbursements.............................  (1,610,147) (2,543,634) (1,510,000)
   Loan repayments................................   1,238,651     320,000      80,000
   Participation loans sold.......................     558,115     300,000          --
---------------------------------------------------------------------------------------
Net cash provided by (for) investing activities...     397,873   2,883,354  (4,156,657)
---------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Proceeds from exercise of stock options........     603,773     249,000     400,000
   Proceeds of borrowed money.....................   1,000,000          --          --
   Dividends paid on common stock.................  (1,995,943) (2,221,158)   (581,180)
   Payment in lieu of issuing fractional shares...        (867)         --          --
   Dividends received from subsidiary.............   6,000,000   8,000,000   8,000,000
   Purchase of treasury stock.....................  (8,010,942) (8,962,285) (4,069,024)
---------------------------------------------------------------------------------------
Net cash provided by (for)
   financing activities...........................  (2,403,979) (2,934,443)  3,749,796
---------------------------------------------------------------------------------------
Net change in cash and cash equivalents...........  (1,481,663)    588,820     255,418
Cash and cash equivalents at beginning of year....   1,884,114   1,295,294   1,039,876
---------------------------------------------------------------------------------------
Cash and cash equivalents at end of year..........  $  402,451   1,884,114   1,295,294
=======================================================================================

                             CORPORATE INFORMATION

                            STOCK PRICE INFORMATION

Southwest Bancshares, Inc. common stock is traded on The Nasdaq Stock Market under the symbol "SWBI". Newspaper stock tables list the company as "SwBcsh" or "SwBncsh". The table below shows the reported high and low sale prices of the common stock for the periods indicated during the fiscal year ended December 31, 1996 and 1995.

                            1996                1995
                       HIGH       LOW       HIGH        LOW
First quarter         18 1/2    17 11/32   16 1/2     13 27/32
Second quarter        18 11/32  17 27/32   18 11/32   15 27/32
Third quarter         18 11/32  17 27/32   19         14 21/32
Fourth quarter        18 3/4    17 59/64   18 27/32   17 21/32

                         ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Southwest Bancshares, Inc. will be held at 9:30 a.m. on April 22, 1997, at The Oak Lawn Hilton Hotel, 9333 S. Cicero Avenue, Oak Lawn, Illinois. All stockholders are cordially invited to attend.

                           ANNUAL REPORT ON FORM 10-K

Copies of Southwest Bancshares, Inc. Annual Report for year ended December 31, 1996, on Form 10-K filed with the Securities and Exchange Commission are available without charge to stockholders upon written request to:

                                RONALD D. PHARES
                                 VICE PRESIDENT
                           SOUTHWEST BANCSHARES, INC.
                             4062 SOUTHWEST HIGHWAY
                            HOMETOWN, ILLINOIS 60456
                                  708/636-2700

                              INVESTOR INFORMATION

Shareholders, investors and analysts interested in additional information may contact:

                                RONALD D. PHARES
                                 VICE PRESIDENT

at the Corporate Office.

                       STOCK TRANSFER AGENT AND REGISTRAR

Harris Trust and Savings Bank is the transfer agent for Southwest Bancshares, Inc. and maintains all stockholder records and can assist with stock transfer and registration, address change, changes or corrections in social security or tax identification numbers, and 1099 tax reporting questions. If you have questions, please contact the stock transfer agent at the address below:

                         HARRIS TRUST AND SAVINGS BANK
                              111 W. MONROE STREET
                              POST OFFICE BOX 755
                            CHICAGO, ILLINOIS 60690
                     ATTENTION: CORPORATE TRUST OPERATIONS

                               WASHINGTON COUNSEL

                           MULDOON, MURPHY & FAUCETTE
                          5101 WISCONSIN AVENUE, N.W.
                             WASHINGTON, D.C. 20016

                                 LOCAL COUNSEL

                         ROCK, FUSCO, REYNOLDS, CROWE &
                                GARVEY, LIMITED
                        350 N. LASALLE STREET, SUITE 900
                            CHICAGO, ILLINOIS 60610

                              INDEPENDENT AUDITORS

                         COBITZ, VANDENBERG & FENNESSY
                        7800 WEST 95TH STREET, SUITE 301
                         HICKORY HILLS, ILLINOIS 60457


                                CORPORATE OFFICE

                           SOUTHWEST BANCSHARES, INC.
                             4062 SOUTHWEST HIGHWAY
                            HOMETOWN, ILLINOIS 60456

52